e v Earnings Release and Operating Highlights for the Second Quarter and Half Year ended June 30, 2026 Digital Revenue Climbs 53.6% VEON Raises 2026 Revenue and EBITDA Outlook

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

2Q26 HIGHLIGHTS

Total Revenue
USD 1,271 million
+17.0% YoY

Telecommunications and Infrastructure Revenue[1]
USD 929 million
+7.6% YoY

Digital Revenue[1]
USD 342 million
+53.6% YoY

EBITDA[2]
USD 552 million
+6.2% YoY, 43.4% EBITDA Margin

Diluted Earnings per ADS (EPS)[2]
USD 1.69
-79.6% YoY [2]

CAPEX
USD 198 million
LTM Capex Intensity 18.9%
(15.0% ex Ukraine)

Weighted Average Debt Maturity
3.9 years
4.7 years at HQ

Net Debt Excluding Leases
USD 1,819 million

Cash and Cash Equivalents[3]
USD 2,193 million
USD 968 million at HQ

Net Debt Excl. Leases[3] / LTM EBITDAaL
1.10x

Net Cash Flows from Operating Activities
USD 463 million
+237.9% YoY

Equity Free Cashflow (after leases & license)[4]
USD 74 million
-1.4% YoY

1. Effective 1Q26, revenues from enterprise identity and credentials management services are reported within Digital Enterprise, which amounted to USD 43 million in 2Q26 (2Q25 USD 43 million, reclassified).
2. YoY EBITDA growth was impacted by USD 45 million Bangladesh provision release in 2Q25. Profit and EPS also reflect USD 489 million gain on Pakistan tower sale in 2Q25 and USD 21.2 million fair value loss on KGL warrants in 2Q26.
3. Cash and cash equivalents include USD 510 million relating to banking operations in Pakistan which is excluded for calculation of net debt.
4. Excludes Pakistan banking deposit increases of USD 151 million in 2Q26.

2

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 3 1H26 HIGHLIGHTS 1. Effective 1Q26, revenues from enterprise identity and credentials management services are reported within Digital Enterprise, which amounted to USD 87 million in 1H26 (1H25 USD 88 million, reclassified). 2. YoY EBITDA growth impacted by USD 45 million Bangladesh provision release in 2Q25. Profit and EPS also reflect USD 489 million gain on Pakistan tower sale in 2Q25 and USD 22 million fair value loss on KGL warrants in 2Q26. 3. Cash and cash equivalents include USD 510 million relating to banking operations in Pakistan which is excluded for calculation of net debt. 4. Excludes Pakistan banking deposit increases of USD 196 million in 1H26. Total Revenue USD 2,472 million +17.0% YoY Telecommunications and Infrastructure Revenue1 USD 1,828 million +7.6% YoY Digital Revenue1 USD 644 million +55.5% YoY EBITDA USD 1,069 million +11.5% YoY, 43.2% EBITDA Margin Diluted Earnings per ADS (EPS)2 USD 3.08 -67.9% YoY 2 CAPEX USD 336 million LTM Capex Intensity 18.9% (15.0% ex Ukraine) Weighted Average Debt Maturity 3.9 years 4.7 years at HQ Net Debt Excluding Leases USD 1,819 million Cash and Cash Equivalents 3 USD 2,193 million USD 968 million at HQ Net Debt Excl. Leases3 / LTM EBITDAaL 1.10x Equity Free Cashflow (after leases & license)4 USD 320 million +47.5% YoY Net Cash Flows from Operating Activities USD 860 million +51.1% YoY

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 4 Digital Revenue Climbs 53.6%; VEON Raises 2026 Revenue and EBITDA Outlook Key Highlights • Digital revenue climbed 53.6% YoY to USD 342 million, with Digital EBITDA margin at 36.1%, reaching 26.9% of Group revenues. • Total revenue reached USD 1,271 million (+17.0% YoY). • EBITDA reached USD 552 million (+6.2% YoY), 1H26 EBITDA grew 11.5% YoY to USD 1,069 million. • Profit for the period was USD 140 million (-77.0%) and reflects the impact from prior-year provision release of USD 45 million in Bangladesh, the USD 489 million gain on the Pakistan tower sale in 2Q25, and USD 21 million fair value loss on outstanding KGL warrants in 2Q26. • Equity FCF (after leases and license) reached USD 74 million (-1.4%) in 2Q26; USD 320 million in 1H26, up 47.5% YoY. • 2026 guidance raised. Revenue growth now 15%–18% YoY (previously 11% -14%), EBITDA growth now 9%–12% YoY (previously 7% to 10%). • Sustaining active buybacks. USD 82.5 million repurchased under the current USD 100 million securities repurchase program. • Accelerating capital return. VEON intends to purchase and cancel a minimum of USD 100 million of repurchased shares and ADSs on an annual basis which will comprise of a mix of shares and ADSs purchased in the open market and, on a pari-passu basis, shares from our major shareholders. Dubai and New York, July 31, 2026 – VEON Ltd. (Nasdaq: VEON) reported results for the second quarter of 2026, with double-digit revenue growth, continued digital scaling, and EBITDA growth of 6.2% (+11.5% for 1H26). On the strength of its first-half performance, VEON has raised its full-year revenue and EBITDA guidance. Commenting on the results, VEON Group CEO Kaan Terzioglu said: “VEON delivered another quarter of strong, broad-based growth and we are raising our full-year outlook. We are fuelled by our telecom foundation which powers one self-reinforcing flywheel to win us wallet share across every high-growth market we serve. We are also introducing three digital pillars – Financial Services, Digital Life and Digital Enterprise – as a lens through which to view the digital business. As customers adopt more of our digital services, they generate more revenue, stay with us longer and drive stronger cash generation for the group. Digital revenue is growing rapidly and now represents 26.9% of our revenues, up from 20.5% a year ago.” Telecom & Infrastructure: Growing Sustainably • Telecommunications and infrastructure revenue grew 7.6% YoY to USD 929 million in 2Q26, with mobile ARPU increasing 6.3% YoY, reflecting continued pricing discipline and deepening customer engagement. Digital Platform Scaling Profitably • Digital Customers reached 227.7 million in 2Q26, reflecting sustained adoption of digital products. • Financial services revenue grew 48.5% YoY to USD 151 million in 2Q26 and 45.0% YoY to USD 285 million in 1H26. • Multiplay customers reached 45.3 million, generating 4.0x the ARPU of voice-only users, reinforcing the flywheel between connectivity, digital adoption and revenue growth. Strong Cash Generation and Disciplined Capital Returns • Equity free cash flow (after leases & licenses) at USD 74 million (-1.4%) for 2Q26; USD 320 million in 1H26 (+47.5% YoY). • Cash and cash equivalents stood at USD 2,193 million, including USD 968 million at HQ. Lease adjusted leverage ratio at 1.10x. • USD 82.5 million repurchased under the current USD 100 million securities repurchase program. • Going forward, VEON intends to cancel a minimum of USD 100 million of repurchased shares and ADSs on an annual basis which will comprise of a mix of shares and ADSs purchased in the open market and, on a pari- passu basis, shares from our major shareholders.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

Other Significant Developments

- VEON has completed a USD 1.4 billion bond offering, refinancing almost all debt due in 2027 and nearly doubling average debt maturity to over four years at HQ.
- VEON has partnered with Mastercard to expand digital financial services across four markets; JazzCash and Mobilink Bank also announced smartphone access to Pakistan Government Treasury Bills.
- JazzCash has been named among the World's Top Fintech Companies 2026 by CNBC and Statista, in the Payments category
- VEON expanded and diversified digital ecosystem across footprint (acquisition of 76.3% stake in TPL Insurance in Pakistan, Uklon expansion into e-commerce and multimodal mobility).
- VEON progressed collaboration with Starlink in Ukraine, Kazakhstan and Bangladesh.

VEON is revising its 2026 outlook

	Revised	Previous
Revenue Growth (YoY, USD)	**15%–18%**	11%–14%
EBITDA Growth (YoY, USD)	**9%–12%**	7%–10%
Capex Intensity (ex-Ukraine)	**15%–17%**	15%–17%

5

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

VEON Group: 2Q26 & 1H26 Key Highlights

USD million except per ADS data	2Q26	2Q25	YoY	1H26	1H25	YoY
Total revenue, of which:	**1,271**	**1,087**	**17.0%**	**2,472**	**2,113**	**17.0%**
Telecommunications and infrastructure[1]	929	865	7.6%	1,828	1,699	7.6%
Digital[1]	342	222	53.6%	644	414	55.5%
Digital Revenue as % of Total Revenue	26.9%	20.5%	6.4p.p.	26.1%	19.6%	6.5p.p.
EBITDA[2]	**552**	**520**	**6.2%**	**1,069**	**959**	**11.5%**
Telecommunications and infrastructure	428	446	(3.8%)	841	820	2.6%
Digital	124	74	66.2%	228	139	63.6%
Profit for the Period[2]	**140**	**608**	**(77.0%)**	**263**	**726**	**(63.8%)**
Profit attributable to owners of the parent[2]	**122**	**595**	**(79.6%)**	**221**	**694**	**(68.2%)**
Diluted Earnings per ADS (USD)[2,3]	**1.69**	**8.30**	**(79.6%)**	**3.08**	**9.59**	**(67.9%)**
Capex	**198**	**231**	**(14.3%)**	**336**	**366**	**(8.1%)**
Telecommunications and infrastructure	173	218	(20.5%)	296	345	(14.0%)
Digital	25	13	90.2%	40	21	88.5%
LTM Capex intensity[4]	**18.9%**	**21.4%**	**(2.4p.p.)**	**18.9%**	**21.4%**	**(2.4p.p.)**
Telecommunications and infrastructure	22.8%	24.9%	(2.1p.p.)	22.8%	24.9%	(2.1p.p.)
Digital	7.1%	6.1%	1.0p.p.	7.1%	6.1%	1.0p.p.
EBITDA after Leases (EBITDAaL)	**428**	**429**	**(0.1%)**	**827**	**789**	**4.8%**
Equity Free Cash Flow (before leases & license)[5]	**162**	**153**	**6.2%**	**471**	**339**	**39.2%**
Equity Free Cash Flow (after leases & license)[5]	**74**	**75**	**(1.4%)**	**320**	**217**	**47.5%**
	Jun 26		**Dec 25**		**vs. Dec**	
Cash and cash equivalents[6]	**2,193**		**1,732**		**26.6%**	
Cash and cash equivalents at HQ level	968		556		73.9%	
Net debt	**3,675**		**3,510**		**4.7%**	
Net debt, excluding leases	1,819		1,751		3.9%	
Net debt[6], excluding leases to LTM EBITDAaL	**1.10x**		**1.09x**		1.5%	
	2Q26	**2Q25**	**YoY**	**1Q26**	**4Q25**	**3Q25**
Telecommunications Metrics (millions)						
Mobile customers	151.5	152.3	(0.5%)	150.5	150.2	149.5
Fixed customers	2.06	1.87	10.1%	2.03	1.94	1.90
4G users	106.9	103.1	3.7%	105.8	104.2	103.7
4G subscriber base penetration	70.6%	67.7%	2.9p.p.	70.3%	69.4%	69.4%
Multiplay customers	45.3	43.3	4.5%	45.8	45.0	43.5
ARPU :	2.5	2.1	16.6%	2.3	2.3	2.2
Mobile	1.80	1.70	6.3%	1.76	1.74	1.71
Multiplay	3.9	3.4	14.4%	3.6	3.5	3.5
Voice	0.96	0.91	6.1%	0.93	0.92	0.91
Fixed	6.3	5.6	12.3%	5.9	5.9	5.7
	2Q26		**1Q26**		**4Q25**	
Digital Metrics (millions)						
Total Digital Customers (users active in quarter)	**227.7**		**226.3**		**204.5**	
Includes:						
VEON Financial Services	58.8		61.2		59.9	
VEON Digital Life:						
Entertainment	93.2		93.4		87.0	
Ride-Hailing	5.2		5.1		5.1	
Healthcare	16.2		14.2		7.5	
Premium Digital brands	7.8		8.2		7.4	
Others (SuperApps, Marketplaces & Education)	74.2		72.8		68.7	

1. Effective 1Q26, Enterprise identity and credentials management revenue is now reported within Digital Enterprise (2Q26: $43 million; 2Q25: $43 million)
2. YoY EBITDA growth impacted by USD 45 million Bangladesh provision release in 2Q25. Profit and EPS also reflect USD 489 million gain on Pakistan tower sale in 2Q25 and USD 22 million fair value loss on KGL warrants in 2Q26.
3. Weighted average common shares outstanding for diluted earnings per share (in millions): 1,773 (2Q26), 1,796 (2Q25); 1,772(1H26), 1,811 (1H25). The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS.
4. LTM Capex Intensity excluding Ukraine: 15.0%; LTM Telecommunications and Infrastructure Capex intensity (excl Ukraine): 17.7%
5. Excludes banking deposit increases of USD 151 million in 2Q26 and USD 196 million in 1H26.
6. Cash and cash equivalents include USD 510 million relating to banking operations in Pakistan. This amount is excluded from calculation of net debt.

6

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 7 CONTENTS 2Q26 & 1H26 GROUP PERFORMANCE 08 OUTLOOK FOR 2026 17 PRESENTATION OF FINANCIAL RESULTS 18 COUNTRY OVERVIEW 22 KEY RECENT DEVELOPMENTS 33 ATTACHMENTS 36 NOTICE TO READERS 47

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

2Q26 & 1H26 GROUP PERFORMANCE

Operational and Financial Overview

In 2Q26, VEON delivered a robust operational and financial performance, with Group revenue increasing 17.0% YoY to USD 1,271 million. Growth was broad-based across the Group's operating markets and supported by continued ARPU expansion, disciplined pricing actions, digital acquisitions and sustained demand for digital services.

Year-over-year EBITDA growth was impacted by a USD 45 million Bangladesh provision release in 2Q25. Year-over-year changes in profit and EPS also reflect the USD 489 million gain on the Pakistan tower sale in 2Q25 and a USD 21.2 million fair value loss on KGL warrants in 2Q26. Underlying performance continues to be strong, supported by higher revenue, EBITDA, digital growth and cash flow, alongside an upgraded outlook.

For 1H26, Group revenue increased 17.0% YoY, reaching USD 2,472 million, reflecting sustained momentum across both Telecommunications and infrastructure services and digital services.

Revenue for the three-month period ended June 30, 2026:

	Telecom and Infra revenue			Digital revenue			Total revenue			Digital as % to total Rev		
USD million	2Q26	2Q25	YoY	2Q26	2Q25	YoY	2Q26	2Q25	YoY	2Q26	2Q25	YoY
Pakistan	307	262	17.0%	193	133	45.6%	500	395	26.6%	38.7%	33.6%	5.0p.p.
Ukraine	267	245	9.1%	74	40	83.0%	341	286	19.5%	21.6%	14.1%	7.5p.p.
Kazakhstan	181	168	7.3%	45	33	36.8%	226	201	12.2%	20.0%	16.4%	3.6p.p.
Bangladesh	103	112	(7.4%)	17	5	253.7%	120	117	3.1%	13.9%	4.0%	9.8p.p.
Uzbekistan	71	65	9.6%	13	10	28.8%	84	75	12.2%	15.3%	13.3%	2.0p.p.
Kyrgyzstan	n.m	11	n.m	n.m	1	n.m	n.m	13	n.m	n.m	n.m	n.m
Total	929	865	7.6%	342	222	53.6%	1,271	1,087	17.0%	26.9%	20.5%	6.4 pp

Telecommunications and infrastructure revenue amounted to USD 929 million in 2Q26, increasing 7.6% YoY. Growth was underpinned by ongoing network investment, disciplined pricing actions and customer engagement initiatives. Digital revenue reached USD 342 million, increasing 53.6% YoY, and represented 26.9% of total Group revenue, up from 20.5% in 2Q25. Growth reflected continued digital adoption, expanding usage across key verticals, the Uklon and Tabletki acquisitions, and broader integration of digital services across VEON's customer propositions.

Revenues from enterprise identity and credentials management services, which are transitioning to API-led platforms, are reported within the Digital Enterprise vertical. These revenues amounted to USD 43.3 million in 2Q26, compared with USD 42.7 million in 2Q25. Prior-period financials have been reclassified accordingly to ensure comparability. On a comparable basis, excluding this reclassification, our digital revenues grew by 62.4% in 2Q26.

Revenue for the six-month period ended June 30, 2026:

	Telecom and Infra revenue			Digital revenue			Total revenue			Digital as % to total Rev		
USD million	1H26	1H25	YoY	1H26	1H25	YoY	1H26	1H25	YoY	1H26	1H25	YoY
Pakistan	600	519	15.6%	365	262	39.3%	965	781	23.5%	37.8%	33.5%	4.3p.p.
Ukraine	526	483	8.8%	141	59	138.6%	667	542	22.9%	21.2%	10.9%	10.3p.p.
Kazakhstan	357	325	9.6%	81	64	27.9%	438	389	12.6%	18.6%	16.4%	2.2p.p.
Bangladesh	205	222	(7.2%)	31	6	380.2%	236	228	3.7%	12.9%	2.8%	10.1p.p.
Uzbekistan	140	127	9.9%	26	20	31.7%	166	147	12.9%	15.8%	13.6%	2.3p.p.
Kyrgyzstan	n.m	23	n.m	n.m	3	n.m	n.m	26	n.m	n.m	n.m	n.m
Total	1,828	1,699	7.6%	644	414	55.5%	2,472	2113	17.0%	26.1%	19.6%	6.5 pp

8

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

Telecommunications and infrastructure revenue amounted to USD 1,828 million in 1H26, increasing 7.6% YoY, supported by continued network investment, pricing actions and customer engagement initiatives across the Group.

Digital revenue increased 55.5% YoY to USD 644 million and accounted for 26.1% of total Group revenue, compared with 19.6% in 1H25. The increase reflected sustained growth across VEON's digital verticals and the growing contribution of digital services to the Group's overall revenue mix. On a comparable basis, excluding this reclassification, our digital revenues grew by 67.0% in 1H26.

EBITDA for the three-month period ended June 30, 2026:

Group EBITDA increased 6.2% YoY to USD 552 million in 2Q26. The EBITDA margin was 43.4%, compared with 47.8% in 2Q25. Year-over-year EBITDA growth is impacted by USD 45 million Bangladesh provision release in 2Q25. The margin profile also reflects the evolving revenue mix.

Telecommunications and infrastructure EBITDA amounted to USD 428 million, with an EBITDA margin of 46.1%.
Digital EBITDA increased 66.2% YoY to USD 124 million, with an EBITDA margin of 36.1%.

	Telecom and Infra EBITDA			Digital EBITDA			Total EBITDA			Total EBITDA margin %		
USD million	2Q26	2Q25	YoY	2Q26	2Q25	YoY	2Q26	2Q25	YoY	2Q26	2Q25	YoY
Pakistan	153	132	16.6%	63	32	94.2%	216	164	31.9%	43.3%	41.6%	1.7p.p.
Ukraine	158	149	6.6%	31	18	76.1%	189	166	14.0%	55.5%	58.2%	(2.7p.p.)
Kazakhstan	73	83	(11.5%)	16	17	(8.0%)	89	100	(10.9%)	39.4%	49.6%	(10.2p.p.)
Bangladesh	41	86	(52.6%)	8	2	361.2%	49	88	(44.1%)	41.0%	75.6%	(34.6p.p.)
Uzbekistan	26	25	3.7%	5	3	46.0%	31	28	8.9%	36.8%	37.9%	(1.1p.p.)
HQ & Kyrg.	(23)	(29)	(18.6%)	1	2	(67.5%)	(22)	(27)	(14.7%)	n.m	n.m	n.m
Total	428	446	(3.8%)	124	74	66.2%	552	520	6.2%	43.4%	47.8%	(4.4p.p.)

Group EBITDA increased 11.5% YoY to USD 1,069 million in 1H26. The EBITDA margin was 43.2%, compared with 45.4% in 1H25. As outlined above, the YoY growth is impacted by the USD 45 million Bangladesh provision release in 2Q25.

Telecommunications and infrastructure EBITDA amounted to USD 841 million in 1H26, with an EBITDA margin of 46.0%.
Digital EBITDA increased 63.6% YoY to USD 228 million, with an EBITDA margin of 35.4%.

EBITDA for the six-month period ended June 30, 2026:

	Telecom and Infra EBITDA			Digital EBITDA			Total EBITDA			Total EBITDA margin %		
USD million	1H26	1H25	YoY	1H26	1H25	YoY	1H26	1H25	YoY	1H26	1H25	YoY
Pakistan	313	257	21.8%	113	69	62.7%	426	326	30.5%	44.1%	41.8%	2.4p.p.
Ukraine	303	282	7.6%	60	27	121.3%	363	309	17.6%	54.5%	56.9%	(2.5p.p.)
Kazakhstan	151	163	(7.4%)	29	32	(8.1%)	180	195	(7.5%)	41.1%	50.0%	(8.9p.p.)
Bangladesh	81	128	(36.8%)	15	(2)	849.6%	96	126	(24.0%)	40.5%	55.2%	(14.7p.p.)
Uzbekistan	51	48	7.3%	9	8	17.3%	60	56	8.7%	36.5%	37.9%	(1.4p.p.)
HQ & Kyrg.	(58)	(58)	1.8%	2	5	(65.5%)	(56)	(53)	7.7%	n.m	n.m	n.m
Total	841	820	2.6%	228	139	63.6%	1069	959	11.5%	43.2%	45.4%	(2.1p.p.)

The separate presentation of Telecommunications and infrastructure and digital margins reflects the Group's evolving revenue composition. Digital businesses typically operate at lower EBITDA margins than traditional Telecommunications services due to their growth and investment characteristics; however, their lower capital intensity supports strong free cash flow conversion and cash generation comparable to Telecommunications.

9

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

Telecommunications Customers

The Group's mobile subscriber base remained broadly stable at 151.5 million as of June 30, 2026. On a like-for-like basis, excluding Kyrgyzstan operations, subscriber growth would be +0.6% YoY and reflects a continued focus on higher-value customer relationships and revenue quality. The 4G user base increased 3.7% YoY to 106.9 million, supported by continued migration to data-led services and deeper digital engagement. As of 2Q26, 4G users represented 70.6% of the total subscriber base, up 2.9 percentage points YoY, supporting continued growth in multiplay adoption, which is defined as customers using at least one digital platform alongside 4G voice and data.

Multiplay customers increased 4.5% YoY to 45.3 million, representing approximately 34.3% of the total one-month mobile subscriber base as of June 30, 2026. Compared with voice-only users, multiplay customers generate 4.0x higher ARPU, supported by bundled offerings and deeper engagement across connectivity and digital services, contributing to overall revenue growth and customer value.

	2Q26	2Q25	YoY	1Q26	4Q25	3Q25
Telecommunications Metrics (millions)						
Mobile customers	151.5	152.3	(0.5%)	150.5	150.2	149.5
Fixed customers	2.06	1.87	10.1%	2.03	1.94	1.90
4G users	106.9	103.1	3.7%	105.8	104.2	103.7
4G subscriber base penetration	70.6%	67.7%	2.9p.p.	70.3%	69.4%	69.4%
Multiplay customers	45.3	43.3	4.5%	45.8	45.0	43.5
ARPU :	2.5	2.1	16.6%	2.3	2.3	2.2
Mobile	1.80	1.70	6.3%	1.76	1.74	1.71
Multiplay	3.9	3.4	14.4%	3.6	3.5	3.5
Voice	0.96	0.91	6.1%	0.93	0.92	0.91
Fixed	6.3	5.6	12.3%	5.9	5.9	5.7

Note: Mobile subscribers refer to users active during the quarter. Fixed and Multiplay subscribers refer to users active in the last month of the reporting period.

Digital Customers

VEON remains focused on advancing its DO1440 and AI1440 strategy, scaling hyper-local digital services and embedding human-centric AI across its ecosystem. By integrating financial services, entertainment, mobility, premium digital brands, healthcare, enterprise solutions and SuperApps, VEON is increasing daily customer engagement, expanding the role of its digital platforms and strengthening its relevance across customers' everyday lives. VEON is introducing three digital pillars – Financial Services, Digital Life (everyday services our customers rely on including entertainment, ride-hailing, health, and a growing portfolio of marketplaces, SuperApps, premium brands and education) and Digital Enterprise – as a lens to view this business.

	2Q26	1Q26
Digital Customers[1]		
Total Digital Customers (users active in quarter)	**227.7**	**226.3**
Includes:		
VEON Financial Services	58.8	61.2
VEON Digital Life:		
Entertainment	93.2	93.4
Ride-Hailing	5.2	5.1
Healthcare	16.2	14.2
Premium Digital brands	7.8	8.2
Others (SuperApps, Marketplaces & Education)	74.2	72.8
Digital Only Customers (users active in quarter)	76.0	72.8

1. Digital customers refer to active users in 2Q26. Certain prior period amounts have been reclassified to conform to current period presentation.

Digital Customers reached 227.7 million in 2Q26, with the stable base quarter-on-quarter largely reflecting seasonal effects. Digital customers refer to active users in 2Q26, which provides a more holistic view of activity during the quarter.

10

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

Digital-only customers stood at 76.0 million and represent users who actively engage with VEON's digital platforms but are not Telecommunications subscribers on VEON's mobile networks, underscoring the expanding reach of the ecosystem beyond connectivity.

VEON's **DO1440** and **AI1440** strategy combines strong network infrastructure with localized digital platforms and AI-enabled applications tailored to the needs of each market. By bringing connectivity, digital services and embedded intelligence together, VEON aims to deepen daily customer engagement, expand its role beyond traditional Telecommunications and deliver locally relevant solutions that support economic growth, digital inclusion and national digital priorities.

AI1440 is delivering tangible progress. VEON's AI First program has mobilized 77 AI initiatives across five markets during 2Q26, spanning networks, customer care, digital services, fintech, healthcare and enterprise operations. AI-powered products are now live across more than 30 million customer touchpoints, delivering enhanced customer engagement, process automation, productivity and savings.

Digital Revenues

In 2Q26, VEON's digital revenues increased 53.6% YoY to USD 342 million, representing 26.9% of total Group revenue. Digital EBITDA reached USD 124 million in the quarter, reflecting continued scaling across digital businesses, improving monetization and operating leverage.

On **revenue split by markets**, Pakistan remained the largest contributor to digital revenues, followed by Ukraine and Kazakhstan, while Bangladesh and Uzbekistan continued to scale rapidly from a smaller base, delivering the strongest YoY growth rates. Digital revenue growth was particularly strong in Ukraine (+83.0% YoY) and Bangladesh (+253.7% YoY), with Pakistan delivering sustained scale (+45.6% YoY) and Kazakhstan and Uzbekistan also contributing solid growth (+36.8% YoY and +28.8% YoY, respectively).

VEON Group USD million	2Q26	2Q25	YoY	1H26	1H25	YoY
Digital Revenues: Split by Market	**342**	**222**	**53.6%**	**644**	**414**	**55.5%**
Pakistan	193	133	45.6%	365	262	39.3%
Ukraine	74	40	83.0%	141	59	138.6%
Kazakhstan	45	33	36.8%	81	64	27.9%
Bangladesh	17	4	253.7%	31	6	380.2%
Uzbekistan	13	10	28.8%	26	20	31.7%
HQ & Kyrgyzstan	-	2	n.m	-	3	n.m

Note: Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical starting from 1Q26 onwards. Prior periods have been reclassified accordingly.

By verticals, **VEON financial services** remain the largest contributor, accounting for approximately 44% of total digital revenues in 2Q26. Financial services delivered strong growth, supported by continued scale across JazzCash and Mobilink Microfinance Bank in Pakistan, Simply in Kazakhstan, and Beepul in Uzbekistan, reinforcing VEON's role in advancing financial inclusion and enabling cashless ecosystems.

VEON Group USD million	2Q26	2Q25	YoY	1H26	1H25	YoY
Digital Revenues: Split by verticals	**342**	**222**	**53.6%**	**644**	**414**	**55.5%**
VEON Financial Services	151	102	48.5%	285	197	45.0%
VEON Digital Life	119	61	90.5%	224	99	127.2%
Includes:						
Entertainment	45	23	95.6%	83	43	92.5%
Ride-Hailing	33	22	50.8%	66	22	202.3%
Healthcare	10	2	476.9%	18	3	425.3%
Premium digital brands	28	14	90.0%	54	27	97.6%
Others (SuperApps, Marketplaces & Education)	3	1	218.0%	3	3	17.4%
Digital Enterprise	72	58	25.5%	135	119	13.5%

Note: Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical starting from 1Q26 onwards. Prior periods have been reclassified accordingly.

11

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 12 VEON Digital Life spans the everyday services our customers rely on beyond connectivity. As outlined earlier, it includes entertainment, ride-hailing, healthcare, and a growing portfolio of marketplaces, SuperApps, premium brands, and education. The revenue amounted to USD 119 million in 2Q26. • Entertainment digital revenues (comprising Tamasha in Pakistan, Kyivstar TV in Ukraine, BeeTV in Kazakhstan, Kinom in Uzbekistan and Toffee in Bangladesh) increased to USD 45 million in 2Q26, as major sports events and broader local and premium content drove audience growth and increased subscription and advertising revenues. • Ride-Hailing digital revenues amounted to USD 33 million in 2Q26. Uklon generated USD 33 million in revenue and USD 13 million in EBITDA in 2Q26. The platform served 5.2 million customers and completed 43.0 million rides and 1.4 million deliveries during the quarter. Uklon continued to expand beyond ride-hailing, including through live autonomous-vehicle testing, the acquisition of electric-scooter operator E-wings and the launch of a marketplace initially focused on flower delivery. • Healthcare digital revenues amounted to USD 10 million in 2Q26. Tabletki generated USD 8 million in revenue and USD 6 million in EBITDA, while gross merchandise value facilitated through the platform reached USD 376 million. Tabletki recognizes commission and service fees as revenue rather than the full value of bookings. Helsi reached 5.0 million users in 2Q26, while paid subscribers increased to 109k, supported by broader subscription offerings, additional B2B integrations and growing utilization of digital healthcare services. • Premium digital brand revenues amounted to USD 28 million in 2Q26. These revenues are generated through VEON's portfolio of premium digital brands, which offer subscriptions, premium content, in-app upgrades and other value-added digital services. Our key premium digital brands are ROX in Pakistan, Ryze in Bangladesh, Izi in Kazakhstan, and OQ in Uzbekistan. Revenues increased 90.0% YoY in 2Q26, reflecting continued growth in customer adoption and spending on premium digital experiences across VEON's operating markets. • Others digital revenues (comprising SuperApps, Marketplaces and Education) amounted to USD 3 million in 2Q26. These businesses continue to expand VEON's digital ecosystem beyond its larger digital verticals, providing customers with a broader range of digital services and contributing to the diversification of the Group's digital revenue streams. Digital Enterprise digital revenues grew 25.5% YoY to USD 72 million in 2Q26. These revenues are generated from our enterprise platforms that are transforming from internal enablers into market-facing technology leaders, delivering AI, cloud, and data solutions to corporate and government clients. These include QazCode (in Kazakhstan), Kyivstar.Tech (in Ukraine), Garaj (in Pakistan), Buildx (in Uzbekistan), bCloud (in Bangladesh) and the VEON AdTech business. Effective 1Q26, revenues from our enterprise identity and credentials management services, now rapidly transitioning to API-led platforms, are also reported within the Digital Enterprise vertical. These revenues amounted to USD 43.3 million in 2Q26 (USD 42.7 million in 2Q25). Prior period financials have been reclassified accordingly to ensure comparability.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

Group Financial Overview

VEON Group USD million	2Q26	2Q25	YoY	1H26	1H25	YoY
Total Revenues	**1,271**	**1,087**	**17.0%**	**2,472**	**2,113**	**17.0%**
Telecommunications and infrastructure[1]	929	865	7.6%	1,828	1,699	7.6%
Digital[1]	342	222	53.6%	644	414	55.5%
EBITDA	**552**	**520**	**6.2%**	**1069**	**959**	**11.5%**
Telecommunications and infrastructure	428	446	(3.8%)	841	820	2.6%
Digital	124	74	66.2%	228	139	63.6%
EBITDA Margin (%)	43.4%	47.8%	(4.4p.p.)	43.2%	45.4%	(2.1p.p.)
Telecommunications and infrastructure	46.1%	51.6%	(5.4p.p.)	46.0%	48.3%	(2.2p.p.)
Digital	36.1%	33.4%	2.7p.p.	35.4%	33.6%	1.8p.p.
Depreciation and Amortization	(225)	(196)	14.9%	(434)	(394)	10.3%
Impairment loss, net	(2)	(1)	61.9%	(4)	(3)	15.6%
Gain on disposal of non-current assets	5	0	n.m	5	0	n.m
Gain on disposal of subsidiaries	19	497	n.m	19	497	n.m
Operating profit/EBIT	**349**	**820**	**(57.5%)**	**655**	**1,059**	**(38.2%)**
Net foreign exchange gain / (loss)	(2)	(21)	90.8%	13	(51)	124.9%
Net finance costs	(137)	(118)	15.8%	(269)	(227)	18.5%
Other non-operating (loss) / gain, net	(10)	1	n.m	(16)	31	(149.7%)
Profit before tax	**200**	**682**	**(70.5%)**	**383**	**812**	**(52.8%)**
Income tax expense	(60)	(74)	(16.3%)	(120)	(86)	39.9%
Effective tax rate (%)	30.2%	10.6%	19.6p.p.	31.5%	10.6%	20.9p.p.
Profit for the Period	**140**	**608**	**(77.0%)**	**263**	**726**	**(63.8%)**
(Less) Non-Controlling Interest	(18)	(13)	46.6%	(42)	(32)	33.1%
Profit attributable to owners of the parent	**122**	**595**	**(79.6%)**	**221**	**694**	**(68.2%)**
EPS (per ADS, basic)[2]	1.75	8.56	(79.6%)	3.17	9.86	(67.9%)
EPS (per ADS, diluted)[2]	1.69	8.30	(79.6%)	3.08	9.59	(67.9%)
WANS (basic)	1,742	1,741		1,741	1,761	
WANS (diluted)	1,773	1,796		1,772	1,811	

1. Effective 1Q26, revenues from enterprise identity and credentials management services are reported within Digital Enterprise, which amounted to USD 43 million in 2Q26 (2Q25 USD 43 million, reclassified).
2. The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS.

Total Revenues increased 17.0% YoY in 2Q26, driven by pricing-led growth across core connectivity services and the contribution from acquired and expanding digital platforms. An improved product mix, rising multiplay adoption and resilient demand across key operating markets provided further support.

EBITDA increased by 6.2% YoY to USD 552 million in 2Q26. YoY EBITDA growth was impacted by USD 45 million Bangladesh provision release in 2Q25. The EBITDA margin was 43.4%, compared with 47.8% in 2Q25, primarily reflecting the impact of the release of the Bangladesh provision and the evolving revenue mix.

Telecommunications and infrastructure EBITDA amounted to USD 428 million, with an EBITDA margin of 46.1%. **Digital EBITDA** increased 66.2% YoY to USD 124 million, with an EBITDA margin of 36.1%, reflecting continued scaling and operating leverage across digital platforms.

Depreciation and amortization rose 14.9% YoY in 2Q26, reflecting sustained investment in network capacity, spectrum-related assets, digital platforms and IT infrastructure.

Operating profit/EBIT decreased 57.5% YoY in 2Q26, primarily reflecting the impact of USD 489 million gain on the Pakistan tower sale in 2Q25, together with higher depreciation and amortization charges.

Net finance costs increased by 15.8% YoY in 2Q26, driven by higher gross debt following the 2026 Bond Issuance and higher lease liabilities, as well as the higher coupon associated with the newly issued notes. This was partly offset by increased interest income on higher cash balances.

13

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

Other non-operating (loss)/ gain, net reflects a USD 10 million loss for 2Q26, which was primarily driven by a change in fair value of Kyivstar Group Ltd warrants (USD -21.2 million for 2Q26).

Income tax expense decreased to USD 60 million in 2Q26 from USD 74 million in 2Q25. The effective tax rate rose to 30.2% from 10.6%, primarily due to a one-off non-taxable gain included in PBT in 2Q25, which increased the prior-year PBT base and lowered the prior-year effective tax rate.

Net profit attributable to owners of the parent decreased by 79.6% YoY to USD 122 million in 2Q26 primarily reflecting the non-recurrence of the USD 489 million gain on the Pakistan tower sale in 2Q25 and a USD 21.2 million fair value loss on Kyivstar Group Ltd warrants in 2Q26. Underlying performance continues to be strong, with higher revenue, EBITDA, digital growth and cash flow, supporting an upgraded outlook.

Liquidity and Capital Structure

USD million	30 Jun'2026	31 Mar'2026	QoQ	30 Jun'2025	YoY
Cash and cash equivalents	2,193	1,751	25.2%	1,282	71.1%
Gross debt, of which	**5,362**	**4,907**	**9.3%**	**4,627**	**15.9%**
Bonds and loans – principal	3,429	2,998	14.4%	2,849	20.4%
Lease liabilities - principal	1,855	1,852	0.2%	1,708	8.6%
Long-term accounts payable and other	77	57	35.1%	70	10.0%
Net debt	**3,675**	**3,616**	**1.6%**	**3,671**	**0.1%**
Net debt / LTM EBITDA	**1.73x**	**1.73x**		2.03x	
Net debt excluding leases	**1,819**	**1,764**	**3.1%**	**1,962**	**(7.3%)**
Net debt excluding leases / LTM EBITDAaL	1.10x	1.07x		1.32x	

Note: *Cash and cash equivalents include deposit amounts relating to banking operations in Pakistan: USD 510 million as of June 30, 2026 (which is excluded for calculation of net debt.), USD 464 million as of March 31, 2026, and USD 326 million as of June 30, 2025. Long-term accounts payable relate to arrangements with vendors for financing network equipment.*

Cash and cash equivalents increased to USD 2,193 million at the end of 2Q26, from USD 1,751 million at the end of 1Q26. Of this amount, USD 968 million was held at headquarters, compared with USD 457 million at the end of 1Q26. The increase primarily reflected the proceeds from the 2026 Bond Issuance, net of the tender offer. Net dividends upstreamed from Operating Companies were USD 98.6 million after withholding tax in 2Q26.

Gross debt rose to USD 5,362 million at the end of 2Q26, up from USD 4,907 million at the end of 1Q26, a quarter-on-quarter increase of approximately 9.3%, largely attributable to the Bond Issuance.

Net debt increased 1.6% quarter-on-quarter to USD 3,675 million at the end of 2Q26, from USD 3,616 million at the end of 1Q26, as higher gross debt was largely offset by a stronger cash position. Year-on-year, net debt was essentially flat, up 0.1% from USD 3,671 million. Net debt/LTM EBITDA held steady at 1.73x quarter-on-quarter and improved from 2.03x year on year.

Net debt excluding leases increased 3.1% quarter-on-quarter to USD 1,819 million but declined 7.3% year-on-year. Net debt excluding leases/LTM EBITDAaL edged up to 1.10x from 1.07x quarter-on-quarter, while improving from 1.32x a year earlier. The leverage calculation excludes USD 510 million of cash and deposits relating to banking operations in Pakistan as of June 30, 2026.

14

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 15 2026 OUTLOOK, CAPITAL RETURN POLICY VEON is upgrading its FY26 revenue growth outlook to 15–18% YoY in USD terms (from 11–14% previously), and its FY26 EBITDA growth outlook to 9–12% YoY in USD terms (from 7–10% previously). This outlook increase reflects strong first- half execution (including better than expected broad-based growth and faster growth in Digital), driving higher confidence in full-year delivery. Capex intensity outlook excluding Ukraine remains unchanged at 15–17%, reflecting continued investment in Pakistan following recent spectrum acquisitions to support data monetization and future growth. VEON continues to exclude Ukraine from its capital intensity outlook. As of July 29, 2026, VEON has repurchased 1.59 million ADSs for USD 82.5 million under the current buyback program, and 3.74 million ADSs (representing USD 182.6 million worth of ADSs) under the cumulative USD 200 million buyback programs announced since August 2024. As of June 30, 2026, after giving effect to ADS issuances in March 2024 and subsequent periods, shares and ADSs held by VEON represent approximately 7.0% of total outstanding shares. Going forward, VEON intends to cancel a minimum of USD 100 million of repurchased shares and ADSs on an annual basis which will comprise of a mix of shares and ADSs purchased in the open market and, on a pari-passu basis, shares from our major shareholders. This disciplined approach will progressively reduce the outstanding share count while preserving a stable ownership structure and reflects VEON’s sustained commitment to returning capital to shareholders. All repurchases will be conducted in line with the parameters and the objectives of the broader securities repurchase program and the price will be determined by reference to the prevailing trading price of the ADSs. OTHER SIGNIFICANT DEVELOPMENTS VEON announced the closing of the 2026 USD 1.4 billion Bond Issuance, its largest in over a decade, and the refinancing of substantially all 2027 maturities ahead of schedule and nearly doubling average debt maturity to over four years. Oversubscribed demand from leading US, European, Middle Eastern and Asian institutions signals strong market confidence in VEON's strategy and credit profile. The transaction establishes a strong capital structure runway into the medium term, giving management the financial flexibility to focus on growth execution. VEON entered into a strategic collaboration with Mastercard to accelerate the development of digital financial services across Ukraine, Kazakhstan, Pakistan and Uzbekistan. The partnership combines VEON’s scaled digital platforms, local customer reach and data capabilities with Mastercard’s global payments technology and financial services expertise. Initial pilots in Ukraine and Kazakhstan will explore AI-enabled credit scoring, embedded finance, digital wallets, merchant services, loyalty and remittances, supporting financial inclusion while expanding VEON’s digital monetization opportunities across its markets. VEON completed the acquisition of a 76.33% controlling stake in TPL Insurance for approximately USD 16.4 million, adding digital insurance to JazzWorld’s integrated financial services ecosystem in Pakistan. TPL Insurance brings an AA-rated platform, established underwriting capabilities and more than 277,000 policies across motor, healthcare, property and other general insurance products. Combined with JazzCash and Mobilink Bank, the acquisition expands JazzWorld’s ability to deliver embedded, accessible financial services to more than 100 million customers, creating meaningful long-term growth potential in Pakistan’s significantly underpenetrated insurance market. VEON's partnership with Starlink continues to expand. In Ukraine, Kyivstar now has over 6 million users, with the service now having progressed beyond messaging to provide access to satellite-ready apps even when there is no terrestrial signal, starting with Viber, WhatsApp and Google Maps. Beeline Kazakhstan and Banglalink are preparing for service launch into the second half of the year. Kyivstar completed the acquisition of six solar power plants in Ukraine’s Lviv region, with a combined installed capacity of 105 MW, for USD 80.8 million, comprising purchase consideration of approximately USD 69.8 million paid to the sellers and an additional approximately USD 11 million of reimbursable financial assistance provided by Kyivstar to the target companies to refinance existing bank indebtedness. The transaction expanded Kyivstar’s total solar-generation capacity to 118 MW, with expected annual output equivalent to approximately 30% of Kyivstar’s current annual electricity consumption across its telecommunication operations.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 16 Uklon launched Uklon Store, marking its first move beyond mobility into a broader in-app commerce platform. Starting with same-day flower delivery in Kyiv, the service builds on Uklon’s 5.2 million active users. The launch deepens customer engagement and opens new digital revenue streams beyond mobility. Uklon also announced an agreement to acquire E-wings, adding electric scooters to its mobility platform, and expanding Uklon beyond ride-hailing into multimodal urban transport across 11 Ukrainian cities. Separately, Uklon also launched Ukraine’s first live testing of Autonomous Vehicle Technology during the quarter, positioning it as Ukraine’s autonomous mobility and robotaxi leader. In June, Kyivstar signed an MoU with Ukraine’s Ministry of Economy to explore a sovereign, AI-ready data center in Ukraine, supported by VEON’s global expertise. The initiative would expand secure in-country computing capacity, strengthen digital resilience and technological sovereignty, and support scalable AI adoption across public services, financial services, industry and research. Any investment would be phased within Kyivstar’s existing capital expenditure framework, supporting Ukraine’s long-term digital growth while maintaining disciplined capital allocation. Kyivstar signed an MoU with Ukraine’s National Securities and Stock Market Commission to explore mechanisms enabling investors in Ukraine to access Kyivstar’s existing Nasdaq-listed shares through established brokerage channels. The initiative aims to broaden domestic participation in Kyivstar’s growth, strengthen Ukraine’s capital markets and deepen their integration with the global financial system. The parties will assess the regulatory, legal and operational framework required to advance the initiative in compliance with Ukrainian and U.S. securities laws.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 17 OUTLOOK FOR 2026 Reflecting strong first-half execution and increased confidence in full-year delivery, VEON is upgrading its FY26 revenue growth outlook to 15–18% YoY in USD terms (from 11–14% previously), and its EBITDA growth outlook to 9–12% YoY in USD terms (from 7–10% previously). Capex intensity (excluding Ukraine) for FY26 is maintained in the range of 15–17%, reflecting continued investment in Pakistan to leverage recent spectrum wins and support stronger data monetization and growth. FY26 Outlook1 1H26 Actual USD2 USD2 Total Revenue, YoY Growth 15% - 18% 17.0% Previous outlook 11% - 14% EBITDA, YoY Growth 9% - 12% 11.5% Previous outlook 7% - 10% Capex Intensity (ex-Ukraine) 15% - 17% (unchanged) 15.0%

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

PRESENTATION OF FINANCIAL RESULTS

Interim Condensed Consolidated Income Statement

for the three and six-month periods ended June 30

	Three-month period		Six-month period	
(In millions of U.S. dollars, except per share amounts)	**2026**	**2025**	**2026**	**2025**
Revenue	**1,271**	**1,087**	**2,472**	**2,113**
Cost of services, equipment and accessories	(171)	(104)	(322)	(233)
Selling, general and administrative expenses	(550)	(464)	(1,083)	(922)
Depreciation	(159)	(142)	(309)	(280)
Amortization	(66)	(54)	(125)	(114)
Impairment loss	(2)	(1)	(4)	(3)
Gain on disposal of non-current assets	5	—	5	—
Gain on disposal of subsidiaries, net	19	497	19	497
Other operating income	2	1	2	1
Operating profit	**349**	**820**	**655**	**1,059**
Finance costs	(167)	(127)	(317)	(246)
Finance income	30	10	48	20
Other non-operating (loss) / gain, net	(10)	1	(16)	31
Net foreign exchange (loss) / gain	(2)	(22)	13	(52)
Profit before tax	**200**	**682**	**383**	**812**
Income taxes	(60)	(74)	(120)	(86)
Profit for the period	**140**	**608**	**263**	**726**
Attributable to:				
The owners of the parent	122	595	221	694
Non-controlling interest	18	13	42	32
	140	**608**	**263**	**726**
Basic and diluted earnings per share attributable to ordinary equity holders of the parent	**$0.07**	**$0.34**	**$0.13**	**$0.39**

18

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 19 Interim Condensed Consolidated Statement of Comprehensive Income for the three and six-month period ended June 30 Three-month period Six-month period (In millions of U.S. dollars) 2026 2025 2026 2025 Revenue Profit for the period 140 608 263 726 Items that may be reclassified to profit or loss Foreign currency translation (33) (18) (64) 9 Reclassification of accumulated foreign currency translation reserve to income statement upon disposal of subsidiary (19) (454) (19) (454) Net loss on cash flow hedges - - (1) - Items that will not be reclassified to profit or loss Fair value re-measurement of financial instruments (1) 8 (1) 7 Other 2 - 1 - Other comprehensive (loss) / income for the period, net of tax (51) (464) (84) (438) Total comprehensive income for the period, net of tax 89 144 179 288 Attributable to: The owners of the parent 76 135 145 256 Non-controlling interests 13 9 34 32 Total comprehensive income for the period, net of tax 89 144 179 288

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 20 Interim Condensed Consolidated Statement of Financial Position as of (In millions of U.S. dollars) 30 Jun 2026 31 Dec 2025 Assets Non-current assets Property and equipment 3,928 3,757 Intangible assets 1,884 1,549 Investments and derivatives 84 144 Deferred tax assets 446 418 Loans to customers 53 31 Other assets 169 203 Total non-current assets 6,564 6,102 Current assets Inventories 32 32 Trade and other receivables 331 266 Investments and derivatives 496 489 Current income tax assets 53 43 Loans to customers 374 335 Other assets 226 216 Cash and cash equivalents 2,193 1,732 Total current assets 3,705 3,113 Total assets 10,269 9,215 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,513 1,340 Non-controlling interests 408 294 Total equity 1,921 1,634 Non-current liabilities Debt and derivatives 4,417 4,043 Provisions 43 43 Deferred tax liabilities 43 41 Other liabilities 16 18 Total non-current liabilities 4,519 4,145 Current liabilities Trade and other payables 1,716 1,442 Debt and derivatives 1,436 1,102 Provisions 77 261 Current income tax payables 95 88 Other liabilities 505 539 Total current liabilities 3,829 3,432 Liabilities associated with assets held for sale - 4 Total equity and liabilities 10,269 9,215

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 21 Interim Condensed Consolidated Statement of Cash Flows for the six-month periods ended June 30 (In millions of U.S. dollars) 2026 2025 Operating activities Profit before tax 383 812 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss, net 438 397 Gain on disposal of non-current assets (5) - Gain on disposal of subsidiaries, net (19) (497) Finance costs 317 246 Finance income (48) (20) Other non-operating (loss) / gain, net 16 (31) Net foreign exchange loss / (gain) (13) 52 Changes in trade and other receivables and prepayments (83) (98) Changes in inventories (1) (3) Changes in trade and other payables 164 79 Changes in provisions, pensions and other 45 48 Interest paid (206) (192) Interest received 28 20 Income tax paid (156) (244) Net cash flows from operating activities from continuing operations 860 569 Investing activities Purchase of property, plant and equipment (393) (357) Purchase of intangible assets (84) (67) Payment on deposits 19 (20) Investment (in)/ receipts from financial assets (45) 31 Acquisition of subsidiary, net of cash acquired (236) (141) Proceeds from sales of share in subsidiaries, net of cash 120 280 Proceeds from sales of property, plant and equipment 35 4 Net outflows on loans granted (70) (48) Net cash flows used in investing activities from continuing operations (654) (318) Financing activities Proceeds from borrowings, net of fees paid 1606 562 Repayment of debt (1178) (1055) Payments of lease liabilities (140) (106) Proceeds from sale of non-controlling interest 140 — Share repurchases (62) (68) ADG resolution (120) — Net cash flows from / (used in) financing activities from continuing operations 246 (667) Net increase / (decrease) in cash and cash equivalents 452 (416) Net foreign exchange difference 9 2 Cash and cash equivalents classified as held for sale at the beginning of the period — 14 Cash and cash equivalents classified as held for sale at the end of the period — (6) Cash and cash equivalents at beginning of period, net of overdrafts 1,732 1,688 Cash and cash equivalents at end of period, net of overdraft 2,193 1,282

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

COUNTRY OVERVIEW

Key Figures by Countries

USD million	2Q26	2Q25	YoY	YoY local currency	1H26	1H25	YoY	YoY local currency
Group Total revenue	**1,271**	**1,087**	**17.0%**	**16.6%**	**2,472**	**2,113**	**17.0%**	**16.9%**
Telecom + Infra	929	865	7.6%	7.2%	1,828	1,699	7.6%	7.5%
Digital[1]	342	222	53.6%	53.0%	644	414	55.5%	55.5%
Pakistan	**500**	**395**	**26.6%**	**25.3%**	**965**	**781**	**23.5%**	**23.0%**
Telecom + Infra	307	262	17.0%	15.8%	600	519	15.6%	15.0%
Digital[1]	193	133	45.6%	44.1%	365	262	39.3%	38.7%
Ukraine	**341**	**286**	**19.5%**	**27.2%**	**667**	**542**	**22.9%**	**29.2%**
Telecom + Infra	267	246	9.1%	16.1%	526	483	8.8%	14.3%
Digital[1]	74	40	83.0%	94.7%	141	59	138.6%	151.1%
Kazakhstan	**226**	**201**	**12.2%**	**3.8%**	**438**	**389**	**12.6%**	**6.9%**
Telecom + Infra	181	168	7.3%	(0.7%)	357	325	9.6%	4.1%
Digital[1]	45	33	36.8%	26.8%	81	64	27.9%	21.2%
Bangladesh	**120**	**117**	**3.1%**	**4.1%**	**236**	**228**	**3.7%**	**4.5%**
Telecom + Infra	103	112	(7.4%)	(6.6%)	205	222	(7.2%)	(6.4%)
Digital[1]	17	5	253.7%	256.6%	31	6	380.2%	383.6%
Uzbekistan	**84**	**75**	**12.2%**	**5.3%**	**166**	**147**	**12.9%**	**6.0%**
Telecom + Infra	71	65	9.6%	2.9%	140	127	9.9%	3.2%
Digital[1]	13	10	28.8%	21.0%	26	20	31.7%	23.6%
HQ and Others[2]	-	**13**	n.m	n.m	-	**26**	n.m	n.m
Group EBITDA	**552**	**520**	**6.2%**	**6.5%**	**1,069**	**959**	**11.5%**	**12.0%**
Telecom + Infra	428	446	(3.8%)	(3.4%)	841	820	2.6%	3.1%
Digital[1]	124	74	66.2%	66.1%	228	139	63.6%	64.1%
Pakistan	**216**	**164**	**31.9%**	**30.5%**	**426**	**326**	**30.5%**	**29.9%**
Telecom + Infra	153	132	16.6%	15.4%	313	257	21.8%	21.3%
Digital[1]	63	32	94.2%	92.1%	113	69	62.7%	62.0%
Ukraine	**189**	**166**	**14.0%**	**21.3%**	**363**	**309**	**17.6%**	**23.6%**
Telecom + Infra	158	149	6.6%	13.5%	303	282	7.6%	13.2%
Digital[1]	31	18	76.1%	87.4%	60	27	121.3%	133.0%
Kazakhstan	**89**	**100**	**(10.9%)**	**(17.5%)**	**180**	**195**	**(7.5%)**	**(12.3%)**
Telecom + Infra	73	83	(11.5%)	(18.1%)	151	163	(7.4%)	(12.2%)
Digital[1]	16	17	(8.0%)	(14.7%)	29	32	(8.1%)	(12.7%)
Bangladesh	**49**	**88**	**(44.1%)**	**(43.6%)**	**96**	**126**	**(24.0%)**	**(23.4%)**
Telecom + Infra	41	86	(52.6%)	(52.2%)	81	128	(36.8%)	(36.3%)
Digital[1]	8	2	361.2%	364.3%	15	(2)	n.m	n.m
Uzbekistan	**31**	**28**	**8.9%**	**2.3%**	**60**	**56**	**8.7%**	**2.0%**
Telecom + Infra	26	25	3.7%	(2.7%)	51	48	7.3%	0.7%
Digital[1]	5	3	46.0%	37.5%	9	8	17.3%	10.2%
HQ and Others[2]	**(22)**	**(26)**	n.m	n.m	**(56)**	**(53)**	n.m	n.m
Group EBIT / Op. Profit	**349**	**820**	**(57.5%)**	**(57.2%)**	**655**	**1,059**	**(38.2%)**	**(37.8%)**
Pakistan	143	175	(18.7%)	(19.7%)	283	279	1.4%	0.7%
Ukraine	134	119	13.1%	20.3%	252	219	15.3%	21.3%
Kazakhstan	52	70	(25.9%)	(31.3%)	109	127	(14.2%)	(18.9%)
Bangladesh	9	41	(78.1%)	(77.9%)	15	33	(54.1%)	(53.8%)
Uzbekistan	16	14	14.8%	7.8%	35	27	26.9%	19.2%
HQ and Others[1]	(5)	401	n.m	n.m	(39)	374	n.m	n.m

1. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting 1Q26, with 2Q26 at USD 43 million and 1H26 at USD 87 million. Prior periods have been reclassified accordingly (2Q25: USD 43 million; 1H25: USD 88 million).
2. HQ, Others and eliminations include Kyrgyzstan business for 2Q25 (prior to sale in July 2025)

22

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

PAKISTAN

Broad-based growth and strong EBITDA delivery

Financial Metrics

PKR million	2Q26	2Q25	YoY	1H26	1H25	YoY
Total revenue, of which:	**139,363**	**111,219**	**25.3%**	**269,451**	**219,123**	**23.0%**
Telecom and infrastructure	85,459	73,819	15.8%	167,517	145,631	15.0%
Digital	53,904	37,400	44.1%	101,934	73,492	38.7%
Digital % of Total Revenue (%)	38.7%	33.6%	5.1p.p.	37.8%	33.5%	4.3p.p.
Total EBITDA, of which:	**60,304**	**46,224**	**30.5%**	**118,894**	**91,512**	**29.9%**
Telecom and infrastructure	42,878	37,154	15.4%	87,379	72,055	21.3%
Digital	17,428	9,070	92.1%	31,515	19,456	62.0%
EBITDA margin (%), of which:	**43.3%**	**41.6%**	**1.7p.p.**	**44.1%**	**41.8%**	**2.4p.p.**
Telecom and infrastructure	50.2%	50.3%	(0.2 p.p.)	52.2%	49.5%	2.7p.p.
Digital	32.3%	24.3%	8.1 p.p.	30.9%	26.5%	4.4p.p.
EBIT	**39,739**	**49,512**	**(19.7%)**	**79,087**	**78,503**	**0.7%**
EBIT margin (%)	28.5%	44.5%	(16.0p.p.)	29.4%	35.8%	(6.5p.p.)
Total Capex	**20,432**	**16,033**	**27.4%**	**29,207**	**25,520**	**14.5%**
LTM Total Capex Intensity	12.3%	14.3%	(2.0p.p.)	12.3%	14.3%	(2.0p.p.)

Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 2Q26 at PKR 6.5 billion and 1H26 at PKR 13.0 billion. Prior periods have been reclassified accordingly (2Q25: PKR 6.2 billion; 1H25: PKR 12.4 billion).

Telecommunications Metrics

	2Q26	2Q25	YoY	1Q26	4Q25	3Q25
Mobile customers (mn)	75.4	73.9	2.1%	74.9	73.9	72.7
4G customers (mn)	58.1	54.6	6.6%	57.1	55.5	55.1
Multiplay customers (mn)	22.9	22.3	2.6%	23.8	23.7	22.8
ARPU (LCY)	528.7	422.5	25.1%	496.1	474.0	442.7
Mobile ARPU (LCY)	328.6	288.3	14.0%	317.1	307.1	298.8
Data usage (GB/user)	8.2	7.2	14.4%	8.2	7.7	7.5

Digital Metrics

millions	2Q26	1Q26	4Q25
Total Digital customers[1]	**134.2**	**142.7**	**122.1**
Includes:			
JazzCash	27.7	29.2	27.0
SIMOSA	33.8	34.0	29.5
Tamasha	38.7	48.9	33.7
ROX	3.3	3.5	3.1
FikrFree[2]	17.9	18.0	17.7

1. Digital customers refer to active users in 2Q26; 2. For FikrFree, the numbers refer to unique policy holders in the quarter and includes prior period adjustments

Total revenue in 2Q26 increased 25.3% YoY to PKR 139,363 million, supported by solid growth in the core telecommunications and infrastructure business continued expansion across digital services. Performance was driven by disciplined pricing action in voice and data, growth in the subscriber base and data usage, stronger engagement across DO1440 platforms and higher contributions from digital businesses.

Telecommunications and infrastructure revenue grew 15.8% YoY to PKR 85,459 million, driven by effective pricing, improved prepaid monetisation and continued adoption of multiplay offers. Growth was also supported by a larger

23

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 24 subscriber base, higher data consumption and a broader network footprint, partly offset by lower site-sharing revenue following the sale of the tower portfolio in 2025. Digital revenue grew 44.1% YoY to PKR 53,904 million, increasing its contribution to total revenue to 38.7% in 2Q26 from 33.6% in 2Q25. Financial Services revenue grew 53.3% YoY to PKR 38,971 million, mainly reflecting higher lending disbursements at JazzCash, alongside growth across payments, merchant services and SME solutions. EBITDA increased 30.5% YoY to PKR 60,304 million in 2Q26, while the EBITDA margin rose to 43.3%, an increase of 1.7 percentage points YoY. The improvement was driven by strong revenue growth, cost discipline and operating leverage, partly offset by higher energy costs, digital marketing spend, and certain revenue-linked expenses. Digital EBITDA margin increased to 32.3% (from 24.3% in prior year), driven by lower JazzCash cash-in commissions following the introduction of enhanced verification requirements and improved bad-debt provisioning. In 1H26, total revenue increased 23.0% YoY, while EBITDA rose 29.9% YoY and the EBITDA margin expanded by 2.4 percentage points to 44.1%. Jazz continued to make progress on its DO1440 and AI1440 strategy. The mobile subscriber base increased 2.1% YoY to 75.4 million, while mobile ARPU rose 14.0% YoY to PKR 328.6, supported by disciplined pricing actions and higher data usage. Data usage grew 14.4% to 8.2 GB per user. The 4G user base reached 58.1 million, up 6.6% YoY, with 4G penetration increasing to 77.1%, a rise of 3.2 percentage points YoY. Multiplay customers grew 2.6% YoY to 22.9 million and represented approximately 36.0% of the one month mobile customer base. These customers generate approximately 3.5 times the ARPU of voice-only users and remain an important source of growth through the combined use of voice, data and digital services. JazzCash’s customer base was 27.7 million as of June 2026. LTM transaction volumes increased 57.1% YoY, while the average number of transactions per MAU grew 56.3% YoY. This drove LTM Gross Transaction Value growth of 67.5% YoY to PKR 19.6 trillion. Revenue growth was supported by higher lending disbursements and continued expansion across payments, merchant services and other digital financial products. JazzCash issued over 224,000 loans per day in 2Q26 and increased active merchants to over 735,000, while continuing to build on its network of more than one million Raast QR-enabled merchants. During the quarter, JazzCash and Mobilink Bank announced the launch of Treasury Bill investments through the JazzCash app, enabling eligible JazzCash customers to invest in Pakistan government securities. Developed in coordination with the State Bank of Pakistan and the Ministry of Finance, the initiative targets one million active investors and aims to broaden formal market access well beyond Pakistan’s current public market participant base. JazzCash has been named among the World's Top Fintech Companies 2026 by CNBC and Statista, in the Payments category Tamasha opened 2Q26 with 48.9 million users fueled by the 11th Edition of the PSL, enabling Tamasha to maintain 70% market share. User engagement settled to 38.7 million users by quarter-end — a typical cyclical pattern during periods of reduced sporting activity. On the content front, Tamasha has focused on the expansion of Pakistani content by partnering with Green Entertainment and Aur Network TV Channels to bring their VOD libraries to the OTT space. Tamasha will continue to focus on marquee sports rights, beginning with securing Wimbledon rights, which will help engage sports users in July. SIMOSA, Jazz’s SIM-care and lifestyle platform, recorded 33.8 million users as of June 30, 2026. FikrFree reached 17.9 million policyholders, while ROX, Jazz’s premium digital brand, recorded 3.3 million users in 2Q26. Total capex increased 27.4% YoY to PKR 20,432 million in 2Q26, mainly reflecting the start of investments in 5G rollout to leverage recent spectrum wins. LTM capex intensity was 12.3%. Investment is expected to increase through the year as Jazz deploys its newly acquired spectrum and expands 5G rollout and network capacity, supporting higher data usage and future revenue growth. In July, VEON announced the acquisition of a 76.33% stake in TPL Insurance for approximately USD 16.4 million, adding digital insurance to JazzWorld’s financial services ecosystem. The transaction combines TPL Insurance’s underwriting capabilities with JazzCash and Mobilink Bank’s reach, creating long-term growth opportunities in Pakistan’s underpenetrated insurance market.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

UKRAINE

Strong growth powered by digital expansion

Financial Metrics

UAH million	2Q26	2Q25	YoY	1H26	1H25	YoY
Total revenue, of which:	**15,081**	**11,857**	**27.2%**	**29,167**	**22,577**	**29.2%**
Telecom and infrastructure	11,826	10,186	16.1%	22,993	20,118	14.3%
Digital	3,255	1,671	94.7%	6,174	2,459	151.1%
Digital as a % of Total rev (%)	*21.6%*	*14.1%*	*7.5p.p.*	*21.2%*	*10.9%*	*10.3p.p.*
Total EBITDA, of which:	**8,367**	**6,898**	**21.3%**	**15,892**	**12,853**	**23.6%**
Telecom and infrastructure	6,996	6,166	13.5%	13,274	11,729	13.2%
Digital	1,371	732	87.4%	2,618	1,124	133.0%
EBITDA margin (%)	**55.5%**	**58.2%**	**(2.7p.p.)**	**54.5%**	**56.9%**	**(2.4p.p.)**
Telecom and infrastructure	59.2%	60.5%	(1.4p.p.)	57.7%	58.3%	(0.6p.p.)
Digital	42.1%	43.8%	(1.7p.p.)	42.4%	45.7%	(3.3p.p.)
EBIT	**5,925**	**4,925**	**20.3%**	**11,051**	**9,112**	**21.3%**
EBIT margin (%)	39.3%	41.5%	(2.2p.p.)	37.9%	40.4%	(2.5p.p.)
Total Capex	**2,937**	**3,932**	**(25.3%)**	**6,017**	**6,354**	**(5.3%)**
LTM Total Capex Intensity	29.3%	30.6%	(1.3p.p.)	29.3%	30.6%	(1.3p.p.)

Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 2Q26 at UAH 394 million and 1H26 at UAH 816 million. Prior periods have been reclassified accordingly (2Q25: UAH 408 million; 1H25: UAH 866 million).

Telecommunications Metrics

	2Q26	2Q25	YoY	1Q26	4Q25	3Q25
Mobile customers (mn)	21.8	22.4	(2.8%)	22.0	22.4	22.5
4G customers (mn)	15.3	14.4	5.9%	15.3	15.4	15.0
Multiplay customers (mn)	8.1	6.5	23.6%	8.1	7.3	6.6
ARPU (LCY)	212.8	163.8	29.9%	197.3	187.5	173.1
Mobile ARPU (LCY)	172.7	146.0	18.3%	166.5	161.1	153.1
Data usage (GB/user)	14.9	12.6	18.3%	14.9	14.7	13.0
Fixed-line customers (mn)	1.3	1.1	10.4%	1.2	1.2	1.2
Fixed ARPU (LCY)	145.1	125.4	15.7%	138.0	131.6	126.2

Digital Metrics

millions	2Q26	1Q26	4Q25
Total Digital customers[1]	**29.3**	**28.4**	**20.8**
Includes:			
My Kyivstar	9.2	8.7	7.8
Helsi	5.0	4.9	4.8
Kyivstar TV	3.6	3.4	3.1
Tabletki	6.3	6.3	-
Uklon	5.2	5.1	5.1
Rides	43.0	43.7	43.6
Deliveries	1.4	1.5	1.3

1. Digital customers refer to active users in 2Q26

Total revenues increased 27.2% YoY in local currency to UAH 15,081 million in 2Q26, supported by growth across both Telecommunications and digital services. Performance reflected continued mobile price monetisation, higher data usage, expansion in enterprise services and a larger contribution from digital platforms.

25

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 26 Telecommunications and infrastructure revenues increased 16.1% YoY to UAH 11,826 million. Growth was supported by tariff optimisation, repricing, higher mobile data consumption and continued development of B2B services. The segment also included revenue from Kyivstar’s renewable-energy assets (UAH 122 million for 2Q26). Digital revenues increased 94.7% YoY to UAH 3,255 million, mainly reflecting the consolidation of Uklon and Tabletki, alongside continued growth across other digital platforms. Digital services represented 21.6% of total revenues in 2Q26, compared with 14.1% in 2Q25, further increasing their contribution alongside the core telecommunications and infrastructure business. EBITDA increased 21.3% YoY in local currency to UAH 8,367 million in 2Q26. The EBITDA margin was 55.5%, down 2.7 percentage points YoY. Revenue growth and operating leverage were partly offset by the impact of higher personnel and utility expenses, wage increases and additional network-support and IT costs. In 1H26, total revenues increased 29.2% YoY, while EBITDA rose 23.6% YoY and the EBITDA margin declined by 2.4 percentage points to 54.5%. Kyivstar continued to advance its DO1440 and AI1440 strategy. The mobile subscriber base reached 21.8 million, down 2.8% YoY, while mobile ARPU increased 18.3% YoY to UAH 172.7, supported by tariff actions and higher data consumption. The 4G user base reached 15.3 million, while 4G penetration increased to 70.3%. Mobile data usage increased 18.3% YoY to 14.9 GB per user. Multiplay customers rose 23.6% YoY to 8.1 million and represented approximately 39.9% of the one month mobile customer base. These customers continue to generate higher ARPU and lower churn than single-play users. Uklon generated UAH 1,448 million in revenue and UAH 554 million in EBITDA in 2Q26. The platform served 5.2 million customers and completed 43.0 million rides and 1.4 million deliveries during the quarter. Uklon continued to expand beyond ride-hailing, including through the launch of live autonomous-vehicle testing, the acquisition of electric- scooter operator E-wings and the introduction of a marketplace initially focused on flower delivery. Helsi reached 5.0 million users in 2Q26, while paid subscribers increased to 109.3 thousand. Growth was supported by broader subscription offerings, additional B2B integrations and higher engagement across clinics, digital consultations and telemedicine services. Tabletki contributed UAH 342 million in revenue and UAH 274 million in EBITDA in 2Q26. Gross merchandise value facilitated through the platform reached UAH 16.6 billion. Tabletki recognises commission and service fees as revenue rather than the full value of bookings through the platform. Kyivstar TV recorded 3.6 million users in 2Q26, up 4.4% QoQ, supported by continued content expansion and growth in its subscriber base. Total capex decreased 25.3% YoY to UAH 2,937 million in 2Q26, mainly reflecting the timing of network and infrastructure investment. Spending remained focused on network modernisation, energy resilience, digital platforms and service-quality improvements. LTM capex intensity was 29.3%. Kyivstar completed the acquisition of six solar power plants in Ukraine’s Lviv region, with a combined installed capacity of 105 MW, for USD 80.8 million, comprising purchase consideration of approximately USD 69.8 million paid to the sellers and an additional approximately USD 11 million of reimbursable financial assistance provided by Kyivstar to the target companies to refinance existing bank indebtedness. The transaction expanded Kyivstar’s total solar-generation capacity to 118 MW, with expected annual output equivalent to approximately 30% of Kyivstar’s current annual electricity consumption across its telecommunication operations. Kyivstar advanced its Starlink collaboration during the quarter. The Starlink service now has over 6 million users, and has progressed beyond messaging to provide access to satellite-ready apps even when there is no terrestrial signal, starting with Viber, WhatsApp and Google Maps. In June 2026, Kyivstar signed an MoU with Ukraine’s Ministry of Economy to explore a sovereign, AI-ready data center. The initiative would strengthen digital resilience, expand secure in-country computing and support scalable AI adoption, with any investment phased within Kyivstar’s existing capex framework to preserve capital discipline. Also in June, Kyivstar signed an MoU with Ukraine’s National Securities and Stock Market Commission to explore mechanisms to enable investors in Ukraine to access Kyivstar’s existing Nasdaq-listed shares through established brokerage channels.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

KAZAKHSTAN

Focusing on Value amidst macro and competitive headwinds

Financial Metrics

KZT million	2Q26	2Q25	YoY	1H26	1H25	YoY
Total revenue, of which:	**107,388**	**103,466**	**3.8%**	**212,980**	**199,192**	**6.9%**
Telecom and infrastructure	85,874	86,494	(0.7%)	173,419	166,553	4.1%
Digital	21,514	16,972	26.8%	39,561	32,640	21.2%
Digital as a % of Total rev (%)	*20.0%*	*16.4%*	*3.6p.p.*	*18.6%*	*16.4%*	*2.2p.p.*
Total EBITDA, of which:	**42,345**	**51,326**	**(17.5%)**	**87,588**	**99,908**	**(12.3%)**
Telecom and infrastructure	34,929	42,636	(18.1%)	73,301	83,533	(12.2%)
Digital	7,416	8,690	(14.7%)	14,288	16,376	(12.7%)
EBITDA margin (%)	**39.4%**	**49.6%**	**(10.2p.p.)**	**41.1%**	**50.2%**	**(9.0p.p.)**
Telecom and infrastructure	40.7%	49.3%	(8.6p.p.)	42.3%	50.2%	(7.9p.p.)
Digital	34.5%	51.2%	(16.7p.p.)	36.1%	50.2%	(14.1p.p.)
EBIT	**24,793**	**36,089**	**(31.3%)**	**52,925**	**65,255**	**(18.9%)**
EBIT margin (%)	23.1%	34.9%	(11.8p.p.)	24.8%	32.8%	(7.9p.p.)
Total Capex	**13,499**	**22,518**	**(40.1%)**	**22,224**	**34,718**	**(36.0%)**
LTM Total Capex Intensity	21.0%	24.4%	(3.4p.p.)	21.0%	24.4%	(3.4p.p.)

Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 2Q26 at KZT 3.2 billion and 1H26 at KZT 6.4 billion. Prior periods have been reclassified accordingly (2Q25: KZT 3.7 billion; 1H25: KZT 7.7 billion)

Telecommunications Metrics

	2Q26	2Q25	YoY	1Q26	4Q25	3Q25
Mobile customers (mn)	11.7	11.7	(0.1%)	11.7	11.8	11.9
4G customers (mn)	8.7	8.8	(0.9%)	8.7	9.0	9.1
Multiplay customers (mn)	4.2	4.3	(2.4%)	4.2	4.3	4.2
ARPU (LCY)	2,365	2,433	(2.8%)	2,329	2,396	2,503
Mobile ARPU (LCY)	1,865	2,032	(8.2%)	1,915	1,947	2,065
Data usage (GB/user)	22.9	20.2	13.4%	22.9	22.3	21.4
Fixed-line customers (mn)	0.80	0.73	9.6%	0.78	0.77	0.75
Fixed ARPU (LCY)	3,827	3,454	10.8%	3,470	3,658	3,512

Digital Metrics

millions	2Q26	1Q26	4Q25
Total Digital customers[1]	**19.9**	**20.9**	**21.3**
<u>Includes:</u>			
Janymda	6.1	6.4	6.5
Simply	5.3	5.2	5.3
BeeTV	2.4	2.1	1.6
IZI	1.7	1.8	1.6

1. Digital customers refer to active users in 2Q26

Total revenue increased 3.8% YoY in local currency to KZT 107,388 million in 2Q26, reflecting continued focus on protecting value amid a challenging macro and competitive backdrop. Growth in fixed services, device sales, digital services and infrastructure-sharing revenue more than offset lower mobile service revenue, underscoring the benefit of a diversified revenue base as headwinds persist. Fixed revenue benefited from repricing and subscriber growth, while mobile performance was affected by softer bundle revenue and slower subscriber momentum. Beeline Kazakhstan is actively working to counter these pressures through targeted retention and monetisation initiatives. The increase in Kazakhstan's standard VAT rate from 12% to 16% from January 2026 also continued to

27

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 28 reduce net recognized revenue, a structural headwind the business is managing through disciplined cost control and portfolio mix shift. Telecommunications and infrastructure revenue declined 0.7% YoY to KZT 85,874 million. Growth in fixed-service revenue, device sales and infrastructure-sharing income partly offset weaker mobile revenue, reflecting a lower- than-expected benefit from pricing actions and pressure on the active subscriber base. In this backdrop Beeline Kazakhstan is focusing on sharper customer-retention, a focus on bundled device contracts, and value-based pricing measures. Digital revenue increased 26.8% YoY to KZT 21,514 million, reinforcing digital as a growth engine capable of offsetting core-business pressure. Digital services represented 20.0% of total revenue in 2Q26, compared with 16.4% in 2Q25. Growth reflected continued expansion across Janymda, Simply, BeeTV and IZI, including greater platform engagement, commerce and device-led digital sales, achieved despite softer financial services revenues during the quarter. EBITDA declined 17.5% YoY to KZT 42,345 million, with the EBITDA margin decreasing to 39.4% from 49.6% in 2Q25. The increase in the VAT rate from 12% to 16% reduced reported net revenue and weighed on the EBITDA margin. Profitability was also affected by higher personnel, marketing, IT, utilities and professional-services costs. Beeline Kazakhstan is actively managing these pressures through cost discipline and efficiency measures. In 1H26, total revenue increased 6.9% YoY, while EBITDA declined 12.3% YoY, with management prioritising a return to sustainable margin expansion as near-term levers take hold. Beeline Kazakhstan continued to advance its DO1440 and AI1440 strategy. The mobile subscriber base remained stable at 11.7 million, down 0.1% YoY, while mobile ARPU declined to KZT 1,865 reflecting the current competitive dynamics. The 4G user base reached 8.7 million, down 0.9% YoY, while mobile data usage increased 13.4% YoY to 22.9 GB, pointing to continued engagement. Multiplay customers totaled 4.2 million and represented 39.0% of the one month mobile customer base — these customers continue to generate higher ARPU and lower churn than single-play users. Total digital customers reached 19.9 million in 2Q26. Janymda recorded 6.1 million users, Simply reached 5.3 million users, BeeTV recorded 2.4 million users and IZI reached 1.7 million users - continued scale that supports the company's longer-term ecosystem monetisation strategy. Beeline Kazakhstan continued to strengthen its enterprise and AI capabilities, with QazCode advancing the commercial development of Aventa and its work on local-language and agentic AI solutions. These initiatives are focused on building secure, locally relevant technology for enterprise and government customers in Kazakhstan. Beeline Kazakhstan also progressed its Direct-to-Cell partnership with Starlink. Commercial messaging services are planned for 2026, with data connectivity to follow, subject to regulatory approval. Total capex decreased 40.1% YoY to KZT 13,499 million in 2Q26, mainly reflecting the timing of network and infrastructure investment. The proposed acquisition of OLX Kazakhstan for USD 75 million continued to progress through customary regulatory approvals. Upon completion, the transaction is expected to strengthen Beeline Kazakhstan’s digital ecosystem and create further opportunities across online classifieds, commerce, advertising and adjacent consumer services.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

BANGLADESH

Digital acceleration reshapes growth

Financial Metrics

BDT million	2Q26	2Q25	YoY	1H26	1H25	YoY
Total revenue, of which:	**14,782**	**14,203**	**4.1%**	**28,962**	**27,721**	**4.5%**
Telecom and infrastructure	12,732	13,628	(6.6%)	25,216	26,947	(6.4%)
Digital	2,050	575	256.6%	3,746	775	383.6%
Digital as a % of Total rev (%)	*13.9%*	*4.0%*	*9.8p.p.*	*12.9%*	*2.8%*	*10.1p.p.*
Total EBITDA, of which:	**6,055**	**10,739**	**(43.6%)**	**11,728**	**15,317**	**(23.4%)**
Telecom and infrastructure	5,028	10,518	(52.2%)	9,883	15,508	(36.3%)
Digital	1,027	221	364.3%	1,845	(192)	1061.8%
EBITDA margin (%)	41.0%	75.6%	(34.7p.p.)	40.5%	55.3%	(14.8p.p.)
Telecom and infrastructure	39.5%	77.2%	(37.7p.p.)	39.2%	57.6%	(18.4p.p.)
Digital	50.1%	38.5%	11.6p.p.	49.3%	(24.8%)	74.0p.p.
EBIT	**1,107**	**5,001**	**(77.9%)**	**1,858**	**4,022**	**(53.8%)**
EBIT margin (%)	7.5%	35.2%	(27.7p.p.)	6.4%	14.5%	(8.1p.p.)
Total Capex	**1,636**	**705**	**132.2%**	**2,772**	**1,520**	**82.3%**
LTM Total Capex Intensity	10.3%	9.8%	0.5p.p.	10.3%	9.8%	0.5p.p.

Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 2Q26 at BDT 284 million and 1H26 at BDT 585 million. Prior periods have been reclassified accordingly (2Q25: BDT 116 million; 1H25: BDT 236 million)

Telecommunications Metrics

	2Q26	2Q25	YoY	1Q26	4Q25	3Q25
Mobile customers (mn)	35.0	34.8	0.4%	34.4	34.4	34.7
4G customers (mn)	19.2	18.2	5.4%	18.7	18.4	18.7
Multiplay customers (mn)	6.7	6.3	5.8%	6.3	5.9	6.1
ARPU (LCY)	139.9	133.9	4.5%	134.9	133.3	134.5
Mobile ARPU (LCY)	120.2	128.4	(6.4%)	118.5	118.3	119.4
Data usage (GB/user)	8.1	7.4	9.2%	7.5	7.3	7.8

Digital Metrics

millions	2Q26	1Q26	4Q25
Total Digital customers[1]	**32.1**	**21.0**	**26.4**
Includes:			
MyBL	10.7	10.9	11.4
Toffee	20.6	9.5	14.6
Ryze	0.8	0.6	0.4

1. Digital customers refer to active users in 2Q26

Total revenue increased 4.1% YoY in local currency to BDT 14,782 million in 2Q26, reflecting a third consecutive quarter of YoY growth after five consecutive quarters of decline. Growth was supported by pricing actions, improved customer monetisation and a larger contribution from digital services. This was achieved despite continued pressure on consumer spending, lower voice consumption and energy-related disruption during the quarter.

Telecommunications and infrastructure revenue declined 6.6% YoY to BDT 12,732 million. Performance benefited from disciplined pricing, bundle optimisation, higher-quality customer acquisition and growth in B2B services. However, these gains were outweighed by lower voice usage. Device and home-connectivity initiatives continued to support smartphone adoption and increased use of Banglalink's network.

29

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 30 Digital revenue increased 256.6% YoY to BDT 2,050 million. Digital services represented 13.9% of total revenue in 2Q26, compared with 4.0% in 2Q25. Growth was led by Toffee and RYZE, with Toffee benefiting from World Cup subscriptions, advertising and stronger content engagement. EBITDA declined 43.6% YoY to BDT 6,055 million. The EBITDA margin was 41.0%, compared with 75.6% in 2Q25. The YoY comparison was significantly affected by approximately BDT 5.4 billion of one-off reversals recorded in 2Q25 relating to BTRC revenue-sharing charges and minimum tax. Excluding this one-off reversal, EBITDA increased by approximately 13% YoY and underlying EBITDA margin expanded by 320bps, supported by revenue growth and cost discipline across customer acquisition, technology, marketing and personnel expenses. In 1H26, total revenue increased 4.5% YoY, while EBITDA declined 23.4% YoY. Banglalink continued to advance its DO1440 and AI1440 strategy. The mobile subscriber base reached 35.0 million, while ARPU increased 4.5% YoY to BDT 139.9. The 4G user base grew 5.4% YoY to 19.2 million, data usage increased 9.2% to 8.1 GB per customer and multiplay customers reached 6.7 million. Banglalink also expanded its device, home-connectivity and voice propositions. VoWiFi was available across all internet service providers and on 114 handset models, reaching more than 0.7 million daily users and carrying approximately 1.9 million minutes of calls per day. Toffee reached 20.6 million users in 2Q26, supported by FIFA World Cup content, and sold approximately 1.2 million access packs. Stronger subscriptions and advertising monetisation reinforced Toffee’s position as a scaled digital entertainment platform. MyBL recorded 10.7 million users, down 1.5% QoQ, while remaining Banglalink’s main digital channel for bundle purchases and customer self-service. RYZE reached 0.8 million users and generated 220 thousand gross additions during the quarter, up 28.5% QoQ, supported by youth-focused offers, wider physical distribution and growth in online acquisition. Total capex increased to BDT 1,636 million in 2Q26, reflecting reprioritized spending and the timing of network and equipment payments. LTM capex intensity was 10.3%. Investment was focused on network capacity, service quality, digital platforms and infrastructure supporting future growth. Banglalink continues preparations for the launch of MuktoPay, its payment service provider platform and targets a commercial launch in 2H2026. MuktoPay is expected to support person-to-person transfers, remittances, bill payments and merchant transactions, with additional financial services to be introduced over time. Banglalink advanced its Direct-to-Cell partnership with Starlink, completing internal testing during the quarter. The service will enable satellite messaging on standard 4G smartphones, extending connectivity to remote and underserved areas without additional hardware, and is targeted for launch in 2H2026.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 31 Financial Metrics UZS million 2Q26 2Q25 YoY 1H26 1H25 YoY Total revenue, of which: 1,009,189 958,199 5.3% 2,009,879 1,896,950 6.0% Telecom and infrastructure 854,655 830,463 2.9% 1,691,604 1,639,495 3.2% Digital 154,534 127,736 21.0% 318,275 257,455 23.6% Digital as a % of Total rev (%) 15.3% 13.3% 2.0p.p. 15.8% 13.6% 2.3p.p. Total EBITDA, of which: 371,692 363,486 2.3% 733,448 718,921 2.0% Telecom and infrastructure 309,931 318,562 (2.7%) 621,893 617,675 0.7% Digital 61,761 44,924 37.5% 111,555 101,246 10.2% EBITDA margin (%) 36.8% 37.9% (1.1p.p.) 36.5% 37.9% (1.4p.p.) Telecom and infrastructure 36.3% 38.4% (2.1p.p.) 36.8% 37.7% (0.9p.p.) Digital 40.0% 35.2% 4.8p.p. 35.0% 39.3% (4.3p.p.) EBIT 195,554 181,462 7.8% 419,679 352,107 19.2% EBIT margin (%) 19.4% 18.9% 0.4p.p. 20.9% 18.6% 2.3p.p. Total Capex 193,324 366,424 (47.2%) 296,927 481,294 (38.3%) LTM Total Capex Intensity 20.7% 34.2% (13.5p.p.) 20.7% 34.2% (13.5p.p.) Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 2Q26 at UZS 22.1 billion and 1H26 at UZS 48.7 billion. Prior periods have been reclassified accordingly (2Q25: UZS 30.4 billion; 1H25: UZS 62.0 billion) Telecommunications Metrics 2Q26 2Q25 YoY 1Q26 4Q25 3Q25 Mobile customers (mn) 7.7 7.9 (2.6%) 7.6 7.7 7.7 4G customers (mn) 5.6 5.8 (4.4%) 5.9 5.9 5.8 Multiplay customers (mn) 3.4 3.4 0.2% 3.5 3.8 3.7 ARPU (LCY) 41,051 39,000 5.3% 41,615 41,240 39,850 Mobile ARPU (LCY) 35,296 33,705 4.7% 35,386 35,274 34,088 Data usage (GB/user) 20.1 15.5 29.4% 23.1 20.5 17.8 Digital Metrics millions 2Q26 1Q26 4Q25 Total Digital customers1 12.1 13.2 13.9 Includes: Hambi 5.1 5.4 5.4 Beepul2 1.0 1.0 1.0 Kinom 2.4 2.0 2.7 OQ 2.1 2.2 2.3 1. Digital customers refer to active users in 2Q26; 2. Reflects adjustments to reflect revisions in customer recognition and reporting Total revenue increased 5.3% YoY to UZS 1,009 billion in 2Q26. Growth was supported by pricing actions, higher mobile financial services revenue, bundled device contracts, stronger network infrastructure income and higher guest- roaming revenue. Telecommunications and infrastructure revenue increased 2.9% YoY to UZS 854,655 million. Performance benefited from higher ARPU following pricing actions, family tariff bundles and growth in network infrastructure and roaming revenue. This was partly offset by a lower active subscriber base and a weaker-than-planned pricing benefit following the rollout of the new digital business support system. UZBEKISTAN Digital growth supports performance Digital growth drives continued progress

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 32 Digital revenue increased 21.0% YoY to UZS 154,534 million. Digital services represented 15.3% of total revenue in 2Q26, compared with 13.3% in 2Q25. Growth was led by mobile financial services, including increased peer-to-peer payment activity, alongside continued progress at BuildX and across Beeline Uzbekistan’s digital platforms. EBITDA increased 2.3% YoY to UZS 371,692 million in 2Q26, while the EBITDA margin declined by 1.1 percentage points to 36.8%. Higher service delivery, distribution and utility costs were partly offset by revenue growth and lower overheads. In 1H26, revenue increased 6.0% YoY, EBITDA rose 2.0% and the margin declined by 1.4 percentage points to 36.5%. Beeline Uzbekistan continued to advance its DO1440 and AI1440 strategy. The mobile subscriber base reached 7.7 million, down 2.6% YoY, while mobile ARPU increased 4.7% YoY to UZS 35,296. The 4G user base reached 5.6 million, down 4.4% YoY, while mobile data usage increased 29.4% YoY to 20.1 GB. Multiplay customers totalled 3.4 million and represented 49.1% of the one month mobile customer base, continuing to generate higher ARPU and lower churn than single-play users. Digital engagement was mixed, with total digital customers reaching 12.1 million in 2Q26. Beepul recorded 1.0 million users, Hambi reached 5.1 million users, Kinom recorded 2.4 million users and OQ reached 2.1 million users. Growth at Kinom and OQ was partly offset by lower customer numbers at Beepul and Hambi. AdTech continued to develop its advertising and data capabilities. The performance was affected by delays in new project launches. The business remains focused on expanding advertising inventory, growing its external customer base and developing AI-enabled advertising tools. Total capex decreased 47.2% YoY to UZS 193,324 million in 2Q26, mainly reflecting the timing of network and infrastructure investment. LTM capex intensity was 20.7%. Investment priorities remained focused on network quality, capacity, digital platforms and supporting technology infrastructure. In June, Beeline Uzbekistan partnered with DataVolt to anchor DataVolt's flagship TAS-1 data center in Tashkent IT Park under agreed commercial terms, securing substantial capacity to power its expanding digital services and enable local data hosting and processing.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 33 KEY RECENT DEVELOPMENTS Kyivstar Opens New York Office at Rockefeller Center On July 29, 2026, VEON announced the opening of a new Kyivstar office at Rockefeller Center in New York City. The office opening marks a significant milestone in Kyivstar's international expansion following its Nasdaq listing in August 2025, which made it the first Ukrainian company to list on a U.S. stock exchange. VEON and JazzWorld Acquire TPL Insurance On July 14, 2026, VEON announced that that its subsidiary Jazz International Holding Limited ("JIHL") has completed the acquisition of a controlling stake in TPL Insurance Limited ("TPL Insurance"), a publicly listed insurance company in Pakistan. JIHL now holds 76.33% of the issued share capital of TPL Insurance. The aggregate consideration for the acquisition, including shares acquired from TPL Corp Limited and through the mandatory tender offer, amounted to approximately PKR 4.55 billion (~USD 16.4 million). VEON Reaffirms Kazakhstan Investment Plans On July 02, 2026, VEON announced that Group CEO Kaan Terzioglu met with President of Kazakhstan Kassym-Jomart Tokayev and reaffirmed VEON’s support for the Digital Qazaqstan Strategy. VEON highlighted progress on Beeline Kazakhstan’s Direct-to-Cell services, sovereign cloud and AI infrastructure, including the Tier III Hyper Cloud Data Center under construction in Almaty. VEON and Mastercard Expand Financial Services On July 02, 2026, VEON announced a collaboration with Mastercard to develop more accessible digital financial services across Ukraine, Kazakhstan, Pakistan and Uzbekistan. The companies will explore AI-powered credit scoring, embedded finance, digital wallets, merchant services, loyalty and remittances, with initial pilots expected in Ukraine and Kazakhstan and potential expansion across VEON’s other markets. Kyivstar Subsidiary Uklon Launches Visa Acceptance Platform On July 01, 2026, Kyivstar subsidiary Uklon announced the integration of the Visa Acceptance Platform into its application. The platform strengthens Uklon’s digital-payments infrastructure and enables secure in-app transactions, instant refunds and transaction cancellations, supporting a faster and more seamless payment experience for its users. VEON Commits USD 250 Million to Bangladesh On June 30, 2026, VEON announced an initial USD 250 million investment commitment over the coming years as part of the proposed “Invest in Bangladesh NOW” initiative, which aims to attract USD 1 billion of foreign direct investment into Bangladesh. The investment will focus on advanced connectivity, next-generation digital infrastructure, digital financial services and AI, supporting broader digital and financial inclusion. Kyivstar Advances Ukraine’s AI Infrastructure On June 26, 2026, VEON announced that Kyivstar signed an MoU with Ukraine’s Ministry of Economy to advance the country’s digital infrastructure and economy. The cooperation includes exploring the establishment of a sovereign, AI-ready data center in Ukraine, supporting local data processing, technological resilience and the wider adoption of AI across public and private-sector services.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 34 Kyivstar Explores Local Access to Nasdaq Shares On June 26, 2026, VEON announced that Kyivstar signed an MoU with Ukraine’s National Securities and Stock Market Commission to explore mechanisms through which investors in Ukraine could access Kyivstar’s existing Nasdaq- listed shares. The parties will assess the regulatory, legal and operational requirements for providing access through established brokerage channels in compliance with Ukrainian and U.S. securities laws. Beeline Uzbekistan Partners with DataVolt On June 17, 2026, VEON announced that Beeline Uzbekistan and DataVolt signed two MoUs to support the development of Uzbekistan’s digital infrastructure. Beeline Uzbekistan will become a major tenant of DataVolt’s TAS- 1 data center in Tashkent IT Park, while the companies will also explore potential cooperation on data-center infrastructure in Bukhara, supporting local cloud, AI and data-processing services. JazzCash Brings Treasury Bills to Smartphones On June 16, 2026, VEON announced that JazzCash and Mobilink Bank introduced access to Government of Pakistan Treasury Bills through the JazzCash app, with investments starting from PKR 5,000. The initiative, developed in coordination with Pakistan’s Ministry of Finance and State Bank, aims to expand access to regulated investment products and reach one million active investors. Kyivstar Expands Starlink Mobile Services On June 16, 2026, VEON announced that Kyivstar customers with compatible smartphones could access satellite- ready applications where terrestrial coverage was unavailable or during prolonged power outages. The service, powered by Starlink Mobile, initially supports Viber, WhatsApp and Google Maps and builds on Kyivstar’s earlier launch of satellite-enabled text messaging. Uklon Launches In-App Marketplace On June 11, 2026, VEON announced that Uklon launched Uklon Store, marking its first expansion beyond mobility, travel and logistics into in-app commerce. The marketplace initially enables customers in Kyiv to purchase flowers from third-party merchants and receive same-day delivery through Uklon’s driver network, creating an additional revenue stream within the Uklon ecosystem. Banglalink Streams World Cup on Toffee On June 10, 2026, VEON announced that Banglalink secured the streaming rights for the World Cup 2026 in Bangladesh. All 104 matches were made available live through Toffee across phones, laptops and televisions, strengthening Toffee’s position as a scaled digital-entertainment platform and supporting subscription and advertising monetisation. VEON Appoints Chief of Staff and Strategy On June 09, 2026, VEON announced the appointment of Serkan Ozturk as Chief of Staff & Strategy Officer. Serkan joined the VEON Leadership Team and reports directly to the Group CEO, with responsibility for supporting the execution of VEON’s strategic priorities, alignment across functions and delivery of key Group initiatives. Uklon to Acquire E-wings On June 05, 2026, VEON announced that Uklon signed a definitive agreement to acquire 100% of electric-scooter operator E-wings for UAH 97.6 million, equivalent to approximately USD 2.2 million. The proposed acquisition will add micromobility to Uklon’s platform, bringing ride-hailing, scooters, delivery and ticketing together within a single digital interface. Completion is expected in 3Q26, subject to customary closing conditions.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 35 VEON Completes USD 1.4 Billion Refinancing On June 02, 2026, VEON announced the successful closing of a USD 1.4 billion dual-tranche senior unsecured notes offering, comprising USD 700 million of 6.95% notes due 2031 and USD 700 million of 7.45% notes due 2033. The transaction enabled VEON to accept and retire approximately USD 886 million of its outstanding 2027 notes, substantially addressing its 2027 maturities ahead of schedule and extending the Group’s average debt maturity. Kyivstar and Uklon Test Autonomous Vehicles On May 27, 2026, VEON announced that Uklon launched Ukraine’s first live testing of autonomous-vehicle technology. The pilot combines sensors, LiDAR, real-time connectivity, vehicle telemetry and remote operations, positioning Uklon as a potential operating partner in Ukraine’s developing autonomous-mobility and robotaxi ecosystem. Kyivstar Acquires Six Solar Power Plants On May 26, 2026, VEON announced that Kyivstar completed the acquisition of six solar power plants in Ukraine’s Lviv region, with a combined installed capacity of 105 MW, for USD 80.8 million, comprising purchase consideration of approximately USD 69.8 million paid to the sellers and an additional approximately USD 11 million of reimbursable financial assistance provided by Kyivstar to the target companies to refinance existing bank indebtedness. The transaction expanded Kyivstar’s total solar-generation capacity to 118 MW, with expected annual output equivalent to approximately 30% of Kyivstar’s current annual electricity consumption across its telecommunication operations.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 36 z ATTACHMENTS Contents of the Attachments ATTACHMENT A Operational performance drivers 37 ATTACHMENT B Reconciliation tables 38 ATTACHMENT C Debt management and liquidity overview. 41 ATTACHMENT D Rates of functional currencies to USD 43 ATTACHMENT E Definitions 44

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

ATTACHMENT A: Operational Performance Drivers

Telecommunications Customers:

	Mobile subscribers (millions)					Fixed-line subscribers (millions)				
	2Q26	1Q26	QoQ	2Q25	YoY	2Q26	1Q26	QoQ	2Q25	YoY
Pakistan	75.4	74.9	0.8%	73.9	2.1%					
Ukraine	21.8	22.0	(1.1%)	22.4	(2.8%)	1.3	1.2	1.1%	1.1	10.4%
Kazakhstan	11.7	11.7	0.4%	11.7	(0.1%)	0.8	0.8	2.2%	0.7	9.6%
Bangladesh	35.0	34.4	1.7%	34.8	0.4%					
Uzbekistan	7.7	7.6	0.1%	7.9	(2.6%)					
Kyrgyzstan	0.0	0.0	n.m	1.6	n.m					
Total	**151.5**	**150.5**	**0.6%**	**152.3**	**(0.5%)**	**2.1**	**2.0**	**1.5%**	**1.9**	**10.1%**

Digital Customers (Users Active During Quarter):

millions			
	2Q26	1Q26	4Q25
Pakistan			
JazzCash	27.7	29.2	27.0
Tamasha	38.7	48.9	33.7
ROX	3.3	3.5	3.1
Simosa	33.8	34.0	29.5
FikrFree[1]	17.9	18.0	17.7
Ukraine			
Helsi	5.0	4.9	4.8
Kyivstar TV	3.6	3.4	3.1
Uklon	5.2	5.1	5.1
Tabletki	6.3	6.3	-
MyKyivstar	9.2	8.7	7.8
Kazakhstan			
Simply	5.3	5.2	5.3
BeeTV	2.4	2.1	1.6
IZI	1.7	1.8	1.6
Janymda	6.1	6.4	6.5
Bangladesh			
Toffee	20.6	9.5	14.6
RYZE	0.8	0.6	0.4
MyBL	10.7	10.9	11.4
Uzbekistan			
BeePul[2]	1.0	1.0[2]	1.0
KINOM	2.4	2.0	2.7
Hambi	5.1	5.4	5.4
OQ	2.1	2.2	2.3
Others	19.0	17.1	19.8
Total	**227.7**	**226.3[2]**	**204.5**

1. Represents the numbers of unique policy holders in the quarter. Prior periods come with minor adjustments to reflect refinements in data collection and reporting.

2. Reflects adjustments related to revised customer recognition and reporting methodology

37

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

ATTACHMENT B: Reconciliation Tables

Reconciliation of Consolidated Profit for the Period to EBITDA and EBITDAaL

USD million	2Q26	2Q25	YoY	1H26	1H25	YoY
Profit for the period	140	608	(468)	263	726	(463)
Income tax expense	60	74	(14)	120	86	34
Depreciation	102	96	6	199	190	9
Depreciation of right of use asset (A)	57	46	11	110	89	21
Amortization	66	54	12	125	114	11
Impairment loss	2	1	1	3	3	-
Impairment on right of use asset (B)	-	-	-	1	-	1
(Gain) / loss on disp. of non-current assets	(5)	-	(5)	(5)	-	(5)
(Gain) / loss on disp. of subsidiaries	(19)	(497)	478	(19)	(497)	478
Finance income	(30)	(9)	(21)	(48)	(20)	(28)
Finance expenses	100	82	18	186	165	21
Finance expense from lease liability (C)	67	45	22	131	81	50
Other non-operating loss / (gain)	10	(1)	11	16	(31)	47
Net foreign exchange (gain) / loss	2	21	(19)	(13)	52	(65)
EBITDA (D)	**552**	**520**	**32**	**1069**	**959**	**110**
EBITDAaL [D-(A+B+C)]	**428**	**429**	**(1)**	**827**	**789**	**38**

Reconciliation of Consolidated Profit for the Period to Equity Free Cash Flow

USD million	2Q26	2Q25	YoY	1H26	1H25	YoY
Profit for the period	**140**	**608**	**(468)**	**263**	**726**	**(463)**
Income tax expense	60	74	(14)	120	86	34
Depreciation	159	142	17	309	280	29
Amortization	66	54	12	125	114	11
Impairment loss, net	2	1	1	4	3	1
(Gain) / loss on disp. of non-current assets	(5)	-	(5)	(5)	-	(5)
(Gain) / loss on disp. of subsidiaries	(19)	(497)	478	(19)	(497)	478
Finance income	(30)	(9)	(21)	(48)	(20)	(28)
Finance expenses	167	127	40	317	246	71
Other non-operating loss / (gain)	10	(1)	11	16	(31)	47
Net foreign exchange (gain) / loss	2	21	(19)	(13)	52	(65)
Movements in working capital	77	(108)	185	80	(21)	101
Movements in provisions	28	23	5	45	48	(3)
Net tax paid	(91)	(176)	85	(156)	(244)	89
Cash capex (excl. license payments)	(201)	(203)	2	(465)	(408)	(57)
Disposal of capital assets	2	3	(1)	35	4	31
Proceeds from sales of Business	60	180	(120)	260	280	(20)
Interest expense - banking services	(11)	(9)	(2)	(23)	(17)	(6)
Net cashflow from banking services	(151)	45	(196)	(196)	(89)	(107)
Unlevered Free Cash Flow	**265**	**275**	**(10)**	**649**	**511**	**138**
Net interest	(103)	(122)	19	(178)	(172)	(6)
Equity Free Cash Flow (before leases and licenses)[1]	**162**	**153**	**9**	**471**	**339**	**132**
Lease liabilities payments - principal	(76)	(66)	(10)	(140)	(106)	(34)
Licenses payments	(12)	(12)	-	(12)	(16)	(4)
Equity Free Cash Flow (after leases and licenses)	**74**	**75**	**(1)**	**320**	**217**	**103**

38

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

VEON

Reconciliation of Operating Cash Flow to Equity Free Cash Flow

USD million	2Q26	2Q25	YoY	1H26	1H25	YoY
Net cash flows from operating activities	**463**	**137**	**326**	**860**	**569**	**291**
Proceeds from sales of non current assets	2	3	(1)	35	4	31
Cash capex (excluding license payments)	(201)	(203)	2	(465)	(408)	(57)
Proceeds from full and partial sale of subsidiary	60	180	(120)	260	280	(20)
Interest expense from banking operations	(11)	(9)	(2)	(23)	(17)	(6)
Changes in customer balances of banking operations	(151)	45	(196)	(196)	(89)	(107)
Equity Free Cash Flow (before leases and licenses)	**162**	**153**	**9**	**471**	**339**	**132**
Lease liabilities payments - principal	(76)	(66)	(10)	(140)	(106)	(34)
Licenses payments	(12)	(12)	-	(12)	(16)	4
Equity Free Cash Flow (after leases and licenses)	**74**	**75**	**(1)**	**320**	**217**	**103**

Reconciliation of CAPEX

USD million	2Q26	2Q25	1H26	1H25
CAPEX (excl. license and RoU)	**198**	**231**	**336**	**366**
Difference in timing b/w accrual and payment for capex	15	(16)	141	58
Cash capex (incl. license payments)[1]	**213**	**215**	**477**	**424**
Purchase of property plant and equipment	*161*	*184*	*393*	*357*
Purchase of intangible assets	*52*	*31*	*84*	*67*

Reconciliation of Local Currency and Reported YoY Growth Rates 2Q26

	Revenue		
	LCY	**Impact of FX**	**Reported**
Pakistan	25.3%	1.3%	26.6%
Ukraine	27.2%	(7.7%)	19.5%
Kazakhstan	3.8%	8.4%	12.2%
Bangladesh	4.1%	(0.9%)	3.1%
Uzbekistan	5.3%	6.9%	12.2%
Total	**16.6%**	**0.4%**	**17.0%**

	EBITDA		
	LCY	**Impact of FX**	**Reported**
Pakistan	30.5%	1.4%	31.9%
Ukraine	21.3%	(7.3%)	14.0%
Kazakhstan	(17.5%)	6.6%	(10.9%)
Bangladesh	(43.6%)	(0.5%)	(44.1%)
Uzbekistan	2.3%	6.6%	8.9%
Total	**6.5%**	**(0.3%)**	**6.2%**

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Reconciliation of Amounts: Reported and in Constant Currency 2Q26

USD, million	Reported	Constant FX
Total revenue		
Pakistan	500	495
Ukraine	341	363
Kazakhstan	226	209
Bangladesh	120	122
Uzbekistan	84	79
HQ, other and eliminations	0	0
Total	**1,271**	**1,268**

USD, million	Reported	Constant FX
EBITDA		
Pakistan	216	214
Ukraine	189	202
Kazakhstan	89	82
Bangladesh	49	50
Uzbekistan	31	29
HQ, other and eliminations	(23)	(23)
Total	**552**	**554**

Operating profit / EBIT to EBITDA Reconciliation at Country Level for 2Q26

USD, million	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	HQ and Eliminations	VEON Consolidated
EBIT / Operating profit / (loss)	**143**	**134**	**52**	**9**	**16**	**(5)**	**349**
Add							
Depreciation	53	35	32	27	12	1	159
Amortization	21	24	5	14	2	-	66
Impairment loss	-	2	-	-	-	(0)	2
(Gain) / loss on disp. of non-current assets	-	(5)	-	-	-	(0)	(5)
(Gain) / loss on disp. of subsidiary	-	-	-	-	-	(19)	(19)
EBITDA	**216**	**189**	**89**	**49**	**31**	**(22)**	**552**

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ATTACHMENT C: Debt Management and Liquidity Overview

Reconciliation of Debt

USD million	30 Jun 2026	31 Mar 2026	31 Dec 2025	30 Sep 2025	30 Jun 2025
Net debt, excl. leases & banking ops in Pak	**1,819**	**1,764**	**1,751**	**1,729**	**1,962**
Lease liabilities - principal	1,855	1,852	1,759	1749	1708
Net debt, excl. banking ops in Pak	**3,675**	**3,616**	**3,510**	**3,478**	**3,671**
Cash and cash equivalents	2,193	1751	1,732	1663	1282
Deposits in MMBL and JazzCash in Pakistan	(510)	(464)	(342)	(282)	(326)
Long-term and short-term deposits	4	3	2	3	1
Gross debt	**5,362**	**4,907**	**4,902**	**4,861**	**4,627**
Interest accrued	71	84	63	86	59
Other financial liabilities	449	446	197	212	244
Derivatives	4	4	2	2	3
Discount, unamortized fees	(33)	(18)	(19)	(18)	(20)
Total Debt and Derivatives	**5,853**	**5,423**	**5,145**	**5,143**	**4,913**

Group Debt and Liquidity Currency Mix

As of 30 Jun 2026 USD equivalent, millions	Gross Debt	Capitalized leases	Gross debt excluding leases	Cash, cash equivalents	Net debt * excluding leases
USD	2,146	5	2,141	1,225	917
EUR	100	-	100	24	76
PKR	1,830	1031	799	646	663
BDT	617	367	250	90	160
UAH	191	191	-	164	(164)
Other	477	261	216	45	167
Total	5,362	1,855	3,506	2,193	1,819

** Note: Cash and cash equivalents include USD 510m relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. PKR debt includes both BU Pakistan and banking operations in Pakistan debt.*

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Outstanding Debt by Entity

Entity as of 30 Jun 2026	Bonds	Loans	Overdrafts and vendor financing	Total outstanding debt
VEON MidCo B.V.	1,794	210	-	2,004
Kyivstar Holdings B.V.*	26	-	-	26
JazzWorld Pakistan Limited	-	779	-	779
Banglalink Digital Communications Ltd.	-	249	21	270
KaR-Tel Limited Liability Partnership	-	128	86	214
Unitel LLC	-	67	49	116
Others	7	6	84	97
Total bonds, loans, overdrafts and other	**1,827**	**1,439**	**240**	**3,506**
Financial Leases				1,855
Gross debt				**5,362**
Cash, cash equivalents				2,193
Net debt, excl. leases & banking Op. in Pak				**1,819**

**Note: Effective February 10, 2026, VEON Holdings B.V. legally changed its name to Kyivstar Holdings B.V.*

Debt Maturity Profile (USD millions)

External Debt:

Entity	2026	2027	Beyond 2027	Total
VEON MidCo BV	-	404	1,600	2,004
Kyivstar Holdings* BV	-	26	-	26
JazzWorld Pakistan Limited	53	62	664	779
Banglalink	119	137	14	270
Kartel	52	93	69	214
Unitel	17	29	70	116
Others	7	2	11	20
Long-term accounts payable and other				77
Total	248	753	2,428	3,506

Note: Weighted average debt maturity is 3.9 years; weighted average debt maturity at HQ is 4.7 years (excluding leases)
**Effective February 10th, 2026, VEON Holdings B.V. legally changed its name to Kyivstar Holdings B.V.*

Lease Liabilities (Principal)

Entity	2026	2027	2028	Beyond 2028	Total
Pakistan	204	137	120	569	1,030
Bangladesh	52	50	50	215	367
Kazakhstan	63	43	26	53	185
Ukraine	21	41	39	90	191
Uzbekistan	9	17	14	37	77
Headquarter	5	-	-	-	5
Total	354	288	249	964	1,855

Note: Weighted average maturity is 4.3 years

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ATTACHMENT D: Rates of Functional Currencies to USD

	Average rates			Closing rates		
Local currency	2Q26	2Q25	YoY	30 Jun 26	30 Jun 25	YoY
Pakistan Rupee	278.8	281.8	1.1%	278.3	283.8	2.0%
Ukraine Hryvnia	44.2	41.5	(6.4%)	44.8	41.6	(7.7%)
Kazakhstan Tenge	475.4	513.8	7.5%	485.8	520.4	6.6%
Bangladeshi Taka	122.8	121.7	(0.9%)	123.0	122.2	(0.7%)
Uzbekistan Som	12,055.6	12,842.4	6.1%	12,060.8	12,654.1	4.7%
Kyrgyzstan Som	87.4	87.3	(0.1%)	87.5	87.4	(0.1%)

43

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 44 ATTACHMENT E: Definitions 4G users are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile Telecommunications revenue (generated by our own subscribers) and digital revenue during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunications revenue includes all mobile connectivity-related revenue generated by our own mobile subscribers, exclusive of revenue from device sales. Digital revenue is fully included, except for revenue from fixed services. Mobile ARPU (average revenue per user) measures the monthly average mobile Telecommunications revenue generated by our own subscribers during the relevant period per mobile user. Telecommunications revenue includes all mobile connectivity-related revenue generated by our own mobile subscribers, exclusive of revenue from device sales. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditure. Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex divided by LTM total revenue. Digital customers are gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and include users who are active in more than one application (who may be double counted in this figure). Digital-Only customers represent the total cumulative users across all digital platforms who are not VEON mobile subscribers. This measure includes users who are active in more than one application. Digital revenues include digital services and platforms, spanning entertainment (gaming, music, and video streaming), financial services (mobile payments, wallets, insurance, lending), e-commerce, ride-hailing, SuperApps, and all revenues under secondary brands. It also includes enterprise solutions such as AdTech, Enterprise Identity and credentials management services, Big Data, cloud, and IoT, as well as digital offerings in education and healthcare. Digital EBITDA represents the portion of EBITDA generated from VEON’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. For Group Digital EBITDA, no HQ costs are allocated or included. HQ costs are excluded in full to reflect the standalone performance of the digital businesses. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2025 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDAaL is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and cash flow from investing activities, including proceeds from (partial) sale of businesses but excluding license payments,

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 45 banking cash flows, cash outflows related to business acquisitions, inflow/outflow of deposits and financial assets. Cash flows from financing activities like lease payments, debt issuance or re-payments and proceeds from issuance of shares are excluded. Financial services encompass a comprehensive suite of financial solutions delivered through digital platforms. These include cash deposits and withdrawals, retail payments, P2P transfers, utilities and Telecommunications bill payments, debit card, payment gateway, digital lending, insurance, and other financial services. Gross debt is calculated as the sum of short term and long term interest bearing debt and includes bank loans, bonds, lease liabilities, and equipment financing. It excludes spectrum and license related payment obligations, accrued interest, unamortized debt-issuance fees and other liabilities that do not have the characteristics of traditional banking debt. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Identified items are amounts impacting revenues and/or EBITDA, which may be recurring in nature but are not operational. Underlying revenues, and/or EBITDA and/or EBITDA margin exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) are alternative performance measures calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 million or more. We present certain financial information in respect of our operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of our operating companies in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for the investors. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits (USD 4 million as of June 30, 2026; USD 4 million as of March 31, 2026 and USD 1 million as of June 30, 2025), excluding cash and cash deposits from our banking operations in Pakistan, long-term and short- term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing Telecommunications and infrastructure services. Telecommunications services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services refer to leasing or providing third-party access to physical network assets owned by VEON, such as towers, fiber-optic lines and solar power generation assets, allowing external entities to utilize these resources.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 46 EBITDA from telecommunications services and from infrastructure (“Telecom and infrastructure EBITDA” or “Telecom and infra EBITDA”) represents the portion of EBITDA generated from VEON’s telecommunications and infrastructure operations. Telecom/Infra EBITDA is calculated by applying the definition of EBITDA to the results of these Telecommunications and infrastructure activities. All HQ costs are fully included in Group Telecommunications / Infra EBITDA. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (sold during the third quarter of 2025) and “HQ” represents transactions related to management activities within the group in Dubai.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 47 NOTICE TO READERS Certain of VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and have not been externally reviewed and/or audited. This document includes financial information not presented in accordance with IFRS. EBITDA, Equity free cash flow, Local currency growth in revenue and EBITDA, Net debt, and Cash capex (excl. license payments) are non-IFRS, company-specific performance measures that VEON uses to supplement the results presented in accordance with IFRS. Non-IFRS measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. The financial results presented herein for Ukraine include the results of Kyivstar Group Ltd., which was listed on Nasdaq in August 2025, together with those of Ukraine Tower Company LLC ("UTC"), our Ukrainian network infrastructure business. UTC is not owned by Kyivstar Group Ltd. For this reason, the Ukraine results presented herein may differ from those prepared and published by Kyivstar Group Ltd. This document contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, operating model and development plans; VEON's ability to achieve anticipated performance results; VEON’s intended expansion of its digital experience; VEON’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition; VEON’s assessment of the impact of the political conflict in Bangladesh; future market developments and trends; operational and network development and network investment; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets as well as the impact of the consolidation of such newly acquired business and assets, like Uklon into VEON’s financials and results of operations; VEON’s ability to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements; VEON’s ability to realize its share buyback and cancellation targets; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause VEON’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward- looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law. .

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 48 VEON Group Holding Company Limited, Index Tower (East Tower), Unit 1703, DIFC (Dubai International Financial Center), Dubai, United Arab Emirates www.veon.com